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Manpower







The world of work has changed.

Manpower Inc. 2008 Annual Report





MANPOWER

Manpower


EMERGENCY WORK!
EFFICIENCY!
ECONOMY!
MANPOWER INC.




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Manpower



But our mission hasn't.

From the day Manpower was founded in 1948, we have been helping individuals find work and new opportunities while helping businesses find skilled, talented workers.

Dear Manpower Investor:

It was just twelve months ago that I was writing to you about our record year in 2007. What a difference a year makes – things have certainly changed since then. I mentioned in my letter to you last year that 2008 would likely bring unknowns and potential clouds that would either move in or move on. Unfortunately, the clouds of the economic downturn moved in to stay. I committed that we'd be ready for them and we are. We are ready not only with a healthy balance sheet, but also with an engaged team, and a compelling value proposition for our clients.

We are ready not only with a healthy balance sheet, but also with an engaged team, and a compelling value proposition for our clients.

It can almost go without saying that 2009 will be a challenge. However, as intimidating as the outlook may be, I can say with confidence that we are looking at this year as an opportunity. Our planning process, infrastructure and the strength of our combined assets will pay off during this economic downturn and even more so on the other side of it. Throughout this letter I'll highlight some of the initiatives that we have put in place and are pursuing that give our team confidence as we move forward in 2009.

As for 2008, revenues were up slightly to $22 billion, an increase of about 1 percent in constant currency. This was primarily driven by the first half of the year, with our European operations performing quite well. Net earnings decreased to $2.75 per diluted share as it was negatively impacted by several non-recurring items including a goodwill impairment charge. Our net earnings, excluding non-recurring items, was $379 million. Also excluding non-recurring items, our operating profit was $647 million, for a margin of 3 percent. This reflects a 7 percent decline from the prior year due to the deleveraging of our expense base in the second half of the year. Cash flow more than doubled and our cash position improved nicely to $874 million. During the course of the year, we were able to purchase 2.2 million shares and maintain our dividend.

We started 2008 with strong tailwinds from our European operations. As the year progressed, we saw our largest markets fall off very sharply, particularly in the third quarter, as the difficulty in the U.S. spread to the rest of the world. Anticipating that these deteriorations would occur, we took action on our expenses. We have a track record of doing this well. Manpower has a long history of resiliency through difficult economic times and, in fact, not just being resilient, but agile in our response to shifting trends – always emerging a stronger company. That doesn't mean this downturn won't bring new obstacles and unexpected challenges – it will.

Revenues from Services
in millions ($)


08 21,552.8
07 20,500.3
06 17,562.5
05 15,845.4
04 14,675.0

Six Decades of Achievement

In 2008, we celebrated our 60th anniversary. Since the company's inception in 1948, solving our clients' biggest problem – finding the right people at the right time with the right skills – has been the essence of what we do. Even today, as we find ourselves in a more complex global labor market and complicated economic environment than ever before, our clients are still grappling with that same problem. Whether it be Manpower, Right Management, Jefferson Wells, Elan or Manpower Professional, finding the talent that our clients need is what it's all about – and that's what both our clients and candidates depend on us for.

Sixty years of doing business is a monumental achievement for any company. Take a moment to consider that the average lifespan of a multinational organization on the Fortune 500 is 40 – 50 years. We've definitely surpassed that milestone, and remained a global leader in the changing world of work for six decades, successfully navigating through good economic times and bad.

Despite the ups and downs of economic cycles, Manpower has always been able to manage through and position ourselves for future growth, consistently providing innovative services that our clients and candidates depend on. We always have our finger on

Manpower has a long history of resiliency through difficult economic times and, in fact, not just being resilient, but agile in our response to shifting trends – always emerging a stronger company.

Emerging Market Revenue
in millions ($)


08
489.2
07
338.7
06
217.9
05
132.1
04
71.0

Emerging market revenue grew 44% in 2008. Key expansion markets grew: India (+40%), China (+15%) and Eastern Europe (+38%).

During 60 years of operation, we have learned how to navigate and take advantage of the opportunity that a downturn presents.

the pulse of the world of work. Whether it be helping women enter or re-enter the workforce, adapting to young people looking at work in new and different ways, or working with our clients to develop innovative ways to keep the baby boomers engaged in their careers longer, Manpower has been at the forefront of these changing dynamics. Having the insight to identify these shifts, the agility to adapt to them and the ability to help our clients and candidates understand and navigate them, has been key to our success over the past 60 years and it's what will position us to take off for the next 60.

When I think about the future of Manpower, I get very excited because I don't feel like we've even scratched the surface of opportunity. There is still so much potential. In many ways, we are a 60-year-old start-up. Not many 60-year-old companies can say the historic core of their business, in our case staffing, is alive and growing. This secular trend in several geographies and sectors generates long-term fuel for our growth. And when that growth is coupled with our prospects for acceleration in the specialty areas, you can see why we feel so optimistic about our business.

Over the years, we have strategically acquired and developed assets, and matured our attributes, but the most valuable asset at Manpower is our culture: the engagement of our team and relentless pursuit of a client-first focus. During 60 years of operation, we've gone through several ups and downs, including the infamous double dip in the early 1980s. There are still many people in our organization who were with us at that time, and we have learned how to navigate and take advantage of the opportunity that a downturn presents.

One important lesson we've learned is that trying to take advantage of a downturn once the downturn hits is too late. We know that it requires a continual process of innovation, lean operations and a team that is committed to our vision and strategy. This combination creates the resilience and capability that has continued to pay off for us. Strategic moves such as: introducing Skillware® in 1982 to train candidates and staff on software and business systems; acquiring Elan, Europe's leading IT outsourcing firm in 2000; and the acquisition of Right Management, the world's largest outplacement and organizational consulting firm in 2004 – all were made based on an awareness and sensitivity to the trends that drive our industry and the actions of our clients.

Solutions for Now and for the Future

As we continue to navigate these challenging times, there are certain world of work megatrends at play that have real implications for our business. These trends will continue to affect us in a more targeted way once the world's economies emerge from the current environment. One of the key trends that will drive much of the industry and our clients' behavior is the aging workforce, which is aggravating the ongoing talent shortage. The current economic downturn and the associated job losses are masking the effect of this megatrend. But the fact remains that aging baby boomers will continue to exit the workforce, taking with them business acumen and essential skills such as how to manage legacy systems. And this situation is even more acute in the emerging economies. In many ways, the latent demand will actually exacerbate the talent shortage, as there will not be enough appropriately skilled people to fill the void of available jobs, and the upgrading of skills and workforces in general will be stalled.

Another major trend is the notion and reality that the individual rules. This is a significant role reversal, and we've seen this taking shape for some time as companies have had to build their employer brand and learn how to manage employees as individuals rather than as a homogenous group. The rise of the "NetGen," young people with very different expectations and motivations from previous generations, combined with the talent shortage, has shifted the power from the employer to the individual and, as a result, retaining talent will be much more elusive. This will create

Evolution of Specialty Gross Profit
in millions ($)


08
932
03
433

Includes Manpower Professional, Elan, Jefferson Wells and Right Management.

Our strategy has allowed us to improve gross profit from specialty services over the past five years, more than doubling to $932 million in 2008.

Strong Record of Long-Term Revenue Growth
in billions ($)


24
18
12
06
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

We've launched MyPath,™ our community-driven online career management experience that will establish Manpower as the de facto individual career reference and position us as the individual's trusted advisor.

a velocity of talent churning within organizations, as both of these trends – the aging workforce and the individual rules – become exponentially more complicated in light of technological revolutions, a third world of work trend that we will continue to monitor. Causing discontinuity as mobile connectivity, dominance of user-generated content on the Internet and social networking become a way of life, in and out of work, technological revolutions are changing the way people and businesses operate.

These three major trends are having a serious impact on our clients, and that's what drives the development and evolution of our services. Our clients are looking for more from us. They want solutions that work. These solutions cannot be created in a vacuum, and innovation during a downturn must be more than just words. Our innovation is derived from a maniacal pursuit to determine what our clients around the world are asking for, directly or indirectly, and applying solutions locally and then refining and implementing them globally. In response to these trends:

We've launched MyPath,™ our community-driven online career management experience that will establish Manpower as the de facto individual career reference and position us as the individual's trusted advisor.

We've invested in training nearly 16,000 Manpower staff members on what it means to deliver a differentiated candidate experience and upgrading the look and feel of our branch offices through an initiative called Branch Experience.

We've strengthened our recruitment capability throughout our organization, in the core part of our business and in Manpower Professional; and we're investing in building a world-class Recruitment Process Outsourcing (RPO) group.

We've leveraged our network of 4,400 offices across 82 countries and territories to facilitate the movement of people across borders to work or move work to people through our Cross Border Connections™ offering.

We've pulled together all of our services, in order and relevance, to squarely address our clients' needs through Manpower Business Solutions.

It's this combination of diverse assets that separates us from the competition. This is our strategy in action, and what we have been preparing for years.

So as we move into 2009, we will address these trends with solutions that will unlock value and profitability for our clients and us. What we have presented to the market is only the beginning of our services pipeline. At our company, we develop solutions thoughtfully – not simply replicating and repackaging current solutions with a different name. Our solutions are a confluence of original thought, client discussion, interviews with individuals, practical thinking and relentless passion. They are not merely labels, but programs and processes that have been institutionalized throughout our company, because we're obsessed with delivering value to help our clients win. As we head into even more uncertain economic times, our clients will be searching for solutions with impact, where brilliance is presented in simplicity and results – that's our bar.

The bedrock for us to innovate and perform in these down cycles, in addition to our team, is our financial strength and flexibility. As you look at our balance sheet, you can see that we possess the financial capacity to adjust to disruptions in the near-term. This is not by accident. We have consistently protected our cash, knowing

We've invested in training nearly 16,000 Manpower staff members on what it means to deliver a differentiated candidate experience and upgrading the look and feel of our branch offices through an initiative called Branch Experience.

Operating Cash Flows
in millions ($)



08
698.9 93.1
07
340.6 91.6
06
279.1 80.0
05
191.2 77.6
04
119.5 67.9
Free Cash Flow
Capital Expenditures

We have a solid balance sheet and strong cash flows. Free cash flow more than doubled, to $698.9 million, in 2008.

Doing well by doing good… our workforce development programs provide an important, sustainable revenue stream.

we are in a cyclical business. It is over the next 12 – 18 months that this durability will be rewarded. In an environment like this, our competitors will be presented with significant challenges, and they don't have our balance sheet, diversity of footprint, and services to deliver practical solutions.

We couldn't do this if we didn't have the finest team in the industry. We have continued to develop our people. Our philosophy of Exposure, Experience and Education to develop leaders is paying off. Our Global / Local approach is part of our secret and predicated on the involvement and development of our leaders across the world. The requirement to be ambidextrous has never been more of an imperative – we must operate the business day to day, while positioning ourselves for the future. We must optimize local entrepreneurship and maximize global knowledge and collaboration. No team is better equipped for this dual task.

Our team's energy and engagement will be critical in 2009. We derive a lot of our energy from what we deliver to society and individuals. Finding a job for an individual is exhilarating for us. From what Right Management does in Career Transition and development through to our core staffing business, we are committed to connecting people to careers.

The natural result is our long-standing commitment to our Corporate Social Responsibility efforts. And this work will not stop. In fact, it's more essential than ever before. Since opening its doors in 2005, more than 4,000 individuals have enrolled in the Manpower Vocational Training Centers in Tamil Nadu, India, over 3,000 have completed their training and more than 1,600 have subsequently secured employment. In addition to this, whether it be in France, U.K., Mexico, U.S. or many other parts of the world, we have put nearly 28,000 people to work through our workforce development programs. This has involved, in many cases, training, assessment and, the hardest part, placement of these people. Based on the needs and current labor market, we'll have more opportunities to impact the communities we live in – so we can do well by doing good. We understand the long-term impact that our sustainability efforts can have on our brand, and how it positively enhances the engagement of our people throughout the world. We work in an organization that values results – not just that we achieve them, but how we achieve them. At the end of the day, this defines the Manpower group of companies.

You can count on us to vigorously pursue the future, while continuously driving excellence in our day-to-day business. I want to thank our investors, who have shown confidence in our business, strategy and team. We are committed to delivering you superior returns. Are we concerned about 2009 from a financial perspective? Yes – it will be a challenging year. But at the same time, we are facing this turbulence with confidence and high expectations – we are certain current events will have a catalytic effect on our future growth and profitability.

We will play offense during this period, but we will strategically and appropriately run some time off the clock, scoring surgically, yet boldly. We will make it happen.

Sincerely,

JEFFREY A. JOERRES
CHAIRMAN, CEO & PRESIDENT
FEBRUARY 18, 2009

We work in an organization that values results – not just that we achieve them, but how we achieve them. At the end of the day, this defines the Manpower group of companies.


Manpower
Headquarters

In six decades of operation, Manpower Inc. has prospered under the stewardship of just three chief executives: co-founder Elmer Winter (right, 1948 – 76), Mitchell Fromstein (left, 1976 – 99) and Jeff Joerres (center), who has been President and CEO since 1999 and Chairman since 2001. They have guided Manpower to its current position as a $22 billion global leader in employment services.

Investing in the Future... In Good Times and Bad.

☐ Periods of Recession



NYSE:MAN



1948

Founded in Milwaukee, Wisconsin, as a provider of temporary workers.


manpower

Manpower's first office in downtown Milwaukee, Wisconsin.

1952

Forges ahead with growth strategy and now has offices in every major U.S. city.

1956

Launches first Canadian branches in Montreal and Toronto. The first European office opens its doors in the United Kingdom. (Manpower France opens the following year.)


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Manpower's first international office opens in Canada.

1967

Goes public on the NYSE under the ticker symbol MAN.

Establishes Manpower Technical Services to provide clients with higher-skilled professional talent.

MANPOWER TECHNICAL

1974

For the first time, derives more than 50% of its business from outside the U.S.

NOV 1948 – OCT 1949

JUL 1953 – MAY 1954

AUG 1957 – APR 1958

APR 1960 – FEB 1961

DEC 1969 – NOV 1970

NOV 1973 – MAR 1975

1976

Creates its Predictable Performance System™ for testing and training workers and matching them to jobs – an industry first.

1982

Introduces Skillware® to train candidates and staff on software and business systems.



Innovative software trains workers with the skills needed by clients.

1985

1,000

Opens its 1,000th office.

1987

$1 billion

Systemwide sales* top $1 billion.

Creates Ultradex,™ still the industry's only system for assessing and placing industrial workers.



Proven assessment methodology to ensure our people are productive for clients from day one.

* Systemwide sales represents revenues from our branch offices plus the sales activity of locations operating under a franchise agreement with us.

1994

$5+ billion

Operating 2,000 offices, surpasses $5 billion in systemwide sales.



JAN 1980 – JUL 1980

JUL 1981 – NOV 1982

JUL 1990 – MAR 1991

Investing in the Future...
In Good Times and Bad.

outsourcing

$10+ BILLION IN
SYSTEMWIDE SALES


3,000 offices

1995

Begins offering outsourcing solutions to clients.



Our outsourced solutions, such as call center operations, allow our clients to capture increased efficiency.

1996

Manpower launches TechTrack™ computer-based training to help IT contractors gain new skills in the rapidly changing world of work.

1998

Has 3,000 offices in more than 50 countries; surpasses $10 billion in systemwide sales.

Launches in Italy, opening 100 offices in the first year.

Formalizes Manpower Professional services offering to provide clients with in-demand specialty skills.

Manpower Professional

1999

Launches TechReach initiative to prepare unemployed people for jobs in high-growth industries.

2000

Expands services to include organizational consulting services to multinational corporations worldwide.

Acquires Elan IT, one of Europe's leading IT outsourcing firms.

ELAN
A Manpower Professional Company

2001

Introduces Cross Border Connections,™ allowing job seekers to find positions abroad and facilitating the movement of talent to where clients need it most.

Acquires Jefferson Wells, an independent global provider of professional services in the areas of risk, controls, compliance and financial process improvement.

JEFFERSON WELLS
A Manpower Company

MAR 2001 - NOV 2001

2003

$12+ billion

Expands to more than 4,000 offices around the globe; systemwide sales top $12 billion.

2004

Becomes the world's largest outplacement and organizational consulting firm by acquiring Right Management.

RIGHT MANAGEMENT
A Manpower Company

2006

EXPANSION IN ASIA AND EASTERN EUROPE



First global corporation to sign Athens Ethical Principles which declare "zero tolerance" policy against human trafficking.

Signs the UN Global Compact to support human rights, labor rights and the protection of the environment.

THE GLOBAL COMPACT
WE SUPPORT

2007

Surpasses $222 million in revenues in emerging markets in Asia and Eastern Europe.

2008

$22 billion

Achieves $22 billion in revenues in 2008.

Expands operations in the Middle East with offices in Bahrain, Kuwait, Qatar, Saudi Arabia and the United Arab Emirates.

First foreign corporation to receive a license to provide temporary staffing services across China.

Introduces Candidate Experience initiative to attract quality candidates.

2009

Launches MyPath,™ online career management destination.

MyPath™
Guided by Manpower



DEC 2007 – PRESENT

In 2008 Manpower revenues increased to a record $21.6 billion despite a difficult operating environment.

2008 Segment Revenues
in millions ($)



United States 1,945.4
France 6,935.6
Other EMEA 7,437.7
Italy 1,519.5
Jefferson Wells 291.0
Right Management 449.7
Other Operations 2,973.9

2008 Segment Operating Unit Profit
in millions ($)



United States 32.2
France 299.0
Other EMEA 249.5
Italy 120.3
Jefferson Wells (19.6)
Right Management 44.6
Other Operations 54.5

Stock Information

Stock Exchange
NYSE (Ticker: MAN)

Fiscal Year End Date
December 31

Market Capitalization
$2.7 billion (as of Dec 31, 2008)

Number of Shares Issued
103,756,138
(as of Dec 31, 2008)

Shares Outstanding
77,964,197 (as of Dec 31, 2008)

Avg. Daily Volume
1,000,000 + shares per day in 2008

2008 Share Price High and Low
$70.35/ $23.60

Strong Record of Long-Term Revenue Growth
in billions ($)


24
18
12
06
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

For 15 years, Manpower has achieved 14% CAGR (13% before acquisitions).

Systemwide Offices


4,338
4,429
4,365
4,498
4,407
04 05 06 07 08

Offices across 82 countries and territories allow us to meet the needs of clients in all industry segments. Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

People Placed in Permanent, Temporary and Contract Positions


2.0 Million*
4.0 Million
4.4 Million
4.6 Million
4.0 Million
04 05 06 07 08

* Temporary and contract only

Financial Highlights

Revenues from Services (a)
in millions ($)


14,675.0
15,845.4
17,562.5
20,500.3
21,552.8
04 05 06 07 08

2008 was a record year with the highest revenues in Manpower's history. Revenues from Services rose 5.1% on the continued strength of our European operations.

Operating Profit
in millions ($)


397.8
428.8
532.1
694.8(b) 825.4
647.2(c) 509.2
04 05 06 07 08

Operating Profit decreased 38% from 2007. Excluding the non-recurring items, Operating Profit decreased 7% for the year, with an increase of 21% in the first half of the year and a decline of 26% in the second half of the year.

Operating Profit Margin
in millions ($)


2.71%
2.71%
3.03%
3.39%(b) 4.03%
3.00%(c) 2.36%
04 05 06 07 08

Operating Profit Margin decreased to 2.36% in 2008, or 3.00% excluding the non-recurring items, due to the deleveraging of our expense base as a result of the decline in revenues in the second half of the year.

Return on Invested Capital (ROIC)


10.9%
11.4%
13.3%
15.5%(b) 18.0%
13.9%(c) 7.9%
04 05 06 07 08

Return on Invested Capital is defined as operating profit after tax divided by the average monthly total of net debt and equity for the year. Net debt is defined as total debt less cash and cash equivalents.

Net Earnings from Continuing Operations
in millions ($)


247.3
255.1
305.7
413.6(b) 484.7
378.6(c) 218.9
04 05 06 07 08

Net Earnings from Continuing Operations decreased 55%, 8% excluding non-recurring items.

Net Earnings Per Share from Continuing Operations – Diluted ($)


2.61
2.81
3.48
4.89(b) 5.73
4.75(c) 2.75
04 05 06 07 08

Net Earnings Per Share from Continuing Operations – Diluted decreased 52%, 3% excluding non-recurring items.

Emerging Market Revenue
in millions ($)


71.0
132.1
217.9
338.7
489.2
04 05 06 07 08

Emerging market revenue grew 44% in 2008. Key expansion markets grew: India (+40%), China (+15%) and Eastern Europe (+38%).

Total Capitalization
in millions ($)


2,174.0 901.8
2,146.6 735.0
2,474.2 823.2
2,669.3 914.5
2,483.8 952.9
04 05 06 07 08
Equity
Debt

Debt as a percentage of total capitalization was 28% in 2008 compared to 26% in 2007 and 25% in 2006.

(a) Revenues from Services includes fees received from our franchise offices of $34.5 million, $35.8 million, $35.7 million, $35.7 million and $30.9 million for 2004, 2005, 2006, 2007 and 2008, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,487.1 million, $1,510.7 million, $1,497.0 million, $1,408.5 million and $1,148.1 million for 2004, 2005, 2006, 2007 and 2008, respectively. In the United States, where the majority of our franchises operate, Revenues from Services includes fees received from the related franchise operations of $25.0 million, $24.9 million, $24.4 million, $24.2 million and $17.7 million for 2004, 2005, 2006, 2007 and 2008, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,181.5 million, $1,196.9 million, $1,146.1 million, $1,055.1 million and $746.2 million for 2004, 2005, 2006, 2007 and 2008, respectively.

(b) Amounts exclude the impact of the payroll tax modification in France, French legal reserve and reorganization charges. (See Note 1 to the consolidated financial statements for further information.)

(c) Amounts exclude the impact of the French business tax refund, French payroll tax modification, French legal reserve, goodwill and intangible asset impairment charge related to our investment in Right Management and the global reorganization charges. (See Note 1 to the consolidated financial statements for further information.)

Table of Contents

Business Overview

Manpower Inc. is a world leader in the employment services industry. Our global network of over 4,400 offices in 82 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. By offering a complete range of services, we can help any company – no matter where they are in their business evolution – raise productivity through improved strategy, quality, efficiency and cost reduction across their total workforce.

Manpower Inc.'s five major brands – Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management – provide a comprehensive range of services for the entire employment and business cycle including:

Revenues from Services
in millions ($)


1,945.4 United States
6,935.6 France
7,437.7 Other EMEA
1,519.5 Italy
291.0 Jefferson Wells
449.7 Right Management
2,973.9 Other Operations

Operating Unit Profit
in millions ($)


32.2 United States
299.0 France
249.5 Other EMEA
120.3 Italy
(19.6) Jefferson Wells
44.6 Right Management
54.5 Other Operations

- Permanent, temporary and contract recruitment – We find the best people for all types of jobs and industries at both the staff and professional levels under the Manpower, Manpower Professional and Elan brands.

- Employee assessment and selection – We provide a wide array of assessments to validate candidate skills and ensure a good fit between the client and the employee, which leads to higher employee retention rates.

- Training – We offer an extensive choice of training and development solutions that help our employees, associates and clients' workforces to improve their skills and gain qualifications that will help them to succeed in the ever-changing world of work.

- Outplacement – Our Right Management brand is the world's leading outplacement provider, helping our clients to better manage the human side of change by providing a positive way for employees who are transitioning out to make the right choice for the next step in their career. The countercyclical nature of the outplacement industry helps strengthen our portfolio during down economic cycles.

- Outsourcing – Under Manpower Business Solutions (MBS), we provide clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome based, thereby sharing in the risk and reward with our clients. Our solutions include: task outsourcing, vendor management, onsite HR services and Recruitment Process Outsourcing (RPO), where we are one of the largest providers of permanent and contingent recruitment in the world.

- Consulting – We are a leading global provider of integrated consulting solutions across the employment lifecycle. We help clients maximize the return on their human capital investments while assisting individuals to achieve their full potential. Our Right Management brand helps clients attract and assess top talent; develop and grow leaders; and engage and align people with strategy.

- Professional Services – Our Jefferson Wells brand is a high-value alternative to public accounting firms and other consulting groups, delivering professional services in the areas of internal controls, tax, technology risk management, and finance and accounting.

This comprehensive and diverse business mix allows us to mitigate the cyclical effects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2008, we found permanent and temporary jobs for four million people who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to the Manpower group of companies for employment. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with skills they need to enter the workforce. In this way, our company is a bridge to permanent employment for those who desire it.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients in the employment services industry itself.

We manage these trends by leveraging established strengths, including one of the employment services industry's most recognized and respected brands; geographic diversification; size and service scope; an innovative product mix; and a strong client base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our clients need and high-value workforce management, outsourcing and consulting solutions.

Client demand for employment services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines, while demand for our outplacement services typically accelerates.

During the last several years, secular trends toward greater workforce flexibility have had a favorable impact on demand for our staffing services in several markets. As companies attempt to increase the variability of their cost base, contemporary work solutions help them to effectively address the fluctuating demand for their products or services. Due to our industry's dependence on economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue trends. Based upon these anticipated trends, we determine what level of personnel and office investments are necessary to take full advantage of growth opportunities.

Our staffing business is organized and managed primarily on a geographic basis, with Jefferson Wells and Right Management operating as separate global business units. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: United States; France; Other EMEA (Europe, Middle East and Africa, excluding France and Italy); Italy; Jefferson Wells; Right Management; and Other Operations.

The United States, France, Other EMEA, Italy and Other Operations segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and Recruitment Process Outsourcing. Jefferson Wells' revenues are derived from services related to internal controls, tax, technology risk management, and finance and accounting. Right Management's revenues are derived from outplacement and consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenue for us as a whole or for any segment.

Financial Measures – Constant Currency And Organic Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates and acquisitions. We provide "constant currency" and "organic constant currency" calculations in this report to remove the impact of these items. We express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term "constant currency," it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We use constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact reported earnings and not our actual cash flow unless earnings are repatriated.

When we use the term "organic constant currency," it means that we have further removed the impact of acquisitions in the current period and dispositions from the prior period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 26 and 27.

Results Of Operations – Years Ended December 31, 2008, 2007 and 2006

CONSOLIDATED RESULTS – 2008 COMPARED TO 2007

The following table presents selected consolidated financial data for 2008 as compared to 2007.

(in millions, except per share data)	2008	2007	Reported Variance	Variance in Constant Currency	Organic Constant Currency
Revenues from services	$ 21,552.8	$ 20,500.3	5.1%	0.5%	(1.2)%
Cost of services	17,450.2	16,651.7	4.8		
Gross profit	4,102.6	3,848.6	6.6	2.3	(0.1)
Gross profit margin	*19.0%*	*18.8%*			
Selling and administrative expenses, excluding impairment charge	3,430.3	3,023.2			
Goodwill and intangible asset impairment charge	163.1	—			
Selling and administrative expenses	3,593.4	3,023.2	18.9	14.7	11.8
Selling and administrative expenses as a % of revenues	*16.7%*	*14.7%*			
Operating profit	509.2	825.4	(38.3)	(42.9)	(43.6)
Operating profit margin	*2.4%*	*4.0%*			
Net interest expense	41.8	29.0	44.1		
Other expenses	9.1	5.2	75.0		
Earnings before income taxes	458.3	791.2	(42.1)	(48.0)	
Provision for income taxes	239.4	306.5	(21.9)		
Effective income tax rate	*52.2%*	*38.7%*			
Net earnings	$ 218.9	$ 484.7	(54.8)%	(59.4)%	
Net earnings per share - diluted	$ 2.75	$ 5.73	(52.0)%	(56.7)%	
Weighted average shares - diluted	79.7	84.6	(5.8)		

The year-over-year increase in Revenues from Services is primarily attributable to:

- a 4.6% increase due to the impact of currency exchange rates;
- a 1.7% increase due to acquisitions;
- increased demand for services in most of our markets, including Other EMEA, Italy, Right Management and Other Operations, where revenues increased 8.1%, 0.5%, 9.3% and 6.9%, respectively, on a constant currency basis, offset by decreased demand in the U.S., France and Jefferson Wells where revenues declined 0.9%, 8.7%, and 12.4%, respectively, on a constant currency basis; and
- growth in our permanent recruitment business which increased 14.3% on a consolidated basis in constant currency.

The year-over-year increase in Gross Profit is primarily attributed to:

- a 4.3% increase due to the impact of currency exchange rates;
- an increase of $48.2 million due to a business tax refund in France related to 2004;
- a 39 basis point (+0.39%) improvement in the gross profit margin in our temporary recruitment business; and
- offset by a decrease in the impact from a modification to the calculation of payroll taxes in France, which reduced the amount of payroll taxes in each year. (See Note 1 to the consolidated financial statements for further information.) The impact of this modification was an increase in Gross Profit of $68.2 million in 2008 related to the modification of payroll taxes for 2005, and $157.1 million in 2007, related to the modification of payroll taxes for 2006 and the first nine months of 2007.

The overall 20 basis point (+0.20%) increase in Gross Profit Margin is attributed to:

- a 39 basis point (+0.39%) increase in our temporary recruitment business margin as we were able to maintain pricing despite the difficult economic environment;
- a 22 basis point (+0.22%) increase due to the business tax refund in France;
- an 18 basis point (+0.18%) increase due to the 14.3% growth in our permanent recruitment business;
- a 45 basis point (-0.45%) decrease due to the lower impact of the French payroll tax modification in 2008; and
- a 14 basis point (-0.14%) decrease due to a lesser amount of revenues coming from our specialty business where the gross profit margin is generally higher than the Company average, as these businesses grew relatively slower than the remainder of the business.

Acquisitions did not have a significant impact on Gross Profit Margin.

The 18.9% increase in Selling and Administrative Expenses in 2008, or 14.7% increase in constant currency is due to:

- a $163.1 million goodwill and intangible asset impairment charge recorded in the third quarter related to Right Management (see Note 1 to the consolidated financial statements for further information);
- $54.1 million of costs for a legal reserve recorded in the second quarter related to the French competition investigation compared to the $15.0 million recorded in 2007 (see Note 14 to the consolidated financial statements for further information);
- $37.2 million of global reorganization charges for severance and other office closure costs recorded in the fourth quarter;
- a 7.3% increase in expenses in constant currency, primarily related to personnel costs and continued investments in certain markets; and
- certain items included in the 2007 Selling and Administrative Expenses that did not recur in 2008, including a $7.5 million charge related to the payroll tax modification in France.

Selling and Administrative Expenses as a percent of revenue increased by 2.0% (+200 basis points) in 2008 compared to 2007. The change in Selling and Administrative Expenses as a percent of revenue consists of:

- a 76 basis point (+0.76%) impact due to the goodwill and intangible asset impairment charge related to Right Management recorded in 2008;
- a 25 basis point (+0.25%) impact due to the legal reserve recorded related to the French competition investigation recognized in 2008, compared to a 7 basis point (+0.07%) impact in 2007;
- a 17 basis point (+0.17%) impact due to the global reorganization charges recorded in 2008;
- a 4 basis point (-0.04%) decline related to costs recorded in 2007 associated with the payroll tax modification in France; and
- an 86 basis point (+0.86%) increase due primarily to the deleveraging of expenses, as we did not decrease expenses in line with the slowing revenue levels later in the year.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and Other Expense was $50.9 million in 2008 compared to $34.2 million in 2007. Net Interest Expense increased $12.8 million to $41.8 million in 2008 from $29.0 million in 2007, due primarily to our Euro-denominated interest expense being translated into U.S. Dollars at a higher rate in 2008 compared to 2007. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the U.S. Foreign exchange gains were $2.9 million in 2008 compared to $0.6 million in 2007. Other expense consists of bank fees and other non-operating expenses and in 2008, was $12.0 million compared to $5.8 million in 2007.

We provided for income taxes at an effective rate of 52.2% for 2008 compared to an effective rate of 38.7% for 2007. The 2008 rate is higher due to the impact of the non-deductible goodwill and intangible asset impairment charge related to Right Management and certain discrete items including the non-deductible French legal reserve. Excluding the impairment charge and these discrete items, our effective tax rate for 2008 was 37.5%. This 37.5% rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of valuation allowances recorded for non-U.S. net operating losses, U.S. state income taxes and the income tax cost associated with additional cash repatriations from our non-U.S. subsidiaries.

Net Earnings Per Share– Diluted decreased 52.0% to $2.75 in 2008 compared to $5.73 in 2007. This decrease includes:

- the lesser impact from the modification to the payroll tax calculation in France, a $44.8 million, net of tax decrease, or $0.50 per diluted share;
- the increased expense for the French competition investigation, a $35.0 million, net of tax decrease, or $0.45 per diluted share;
- the goodwill and intangible asset impairment charge, a $154.6 million, net of tax decrease, or $1.94 per diluted share;
- the 2004 business tax refund in France, a $28.3 million, net of tax increase, or $0.36 per diluted share;
- the global reorganization costs recorded in the fourth quarter of 2008, a $27.2 million, net of tax decrease, or $0.34 per diluted share; and
- higher foreign currency exchange rates, a $0.37 per diluted share increase.

Weighted Average Shares – Diluted decreased 5.8% to 79.7 million in 2008 from 84.6 million in 2007. This decline is primarily a result of our repurchase of 2.2 million shares and 6.1 million shares of our common stock during 2008 and 2007, respectively, and an increase in the total anti-dilutive shares excluded from the calculation in 2008 compared to 2007.

CONSOLIDATED RESULTS – 2007 COMPARED TO 2006

The following table presents selected consolidated financial data for 2007 as compared to 2006.

(in millions except per share data)	2007	2006	Reported Variance	Variance in Constant Currency	Organic Constant Currency
Revenues from services	$ 20,500.3	$ 17,562.5	16.7%	9.0%	8.7%
Cost of services	16,651.7	14,416.5	15.5		
Gross profit	3,848.6	3,146.0	22.3	14.7	
Gross profit margin	*18.8%*	*17.9%*			
Selling and administrative expenses	3,023.2	2,613.9	15.7	8.9	
Selling and administrative expenses as a % of revenue	*14.7%*	*14.9%*			
Operating profit	825.4	532.1	55.1	43.3	42.2
Operating profit margin	*4.0%*	*3.0%*			
Net interest expense	29.0	35.8	(19.0)		
Other expenses	5.2	14.4	(63.9)		
Earnings before income taxes and discontinued operations	791.2	481.9	64.2	52.7	
Provision for income taxes	306.5	176.2	73.9		
Effective income tax rate	*38.7%*	*36.6%*			
Net earnings from continuing operations	484.7	305.7	58.6%	47.4%	
Income from discontinued operations, net of income taxes	—	92.3			
Net earnings	$ 484.7	$ 398.0			
Net earnings per share - diluted:					
Continuing operations	$ 5.73	$ 3.48	64.7%	53.2%	
Discontinued operations	—	1.06			
Total	$ 5.73	$ 4.54			
Weighted average shares - diluted	84.6	87.7	(3.6)%		

The year-over-year increase in revenue is primarily attributable to:

- a 7.7% increase due to the impact of currency exchange rates;
- a 0.3% increase due to acquisitions;
- increased demand for our services in most of our markets, including France, Other EMEA, Italy, Right Management and Other Operations, where revenues increased 7.0%, 18.5%, 13.0%, 1.3% and 10.5%, respectively, on a constant currency basis; and
- solid growth in our permanent recruitment business which increased 33.9% on a consolidated basis in constant currency.

Included in the increase in Gross Profit is a 7.6% increase due to currency and a 5.0% increase due to a modification to the calculation of payroll taxes in France, which reduced the amount of payroll taxes, retroactive to January 1, 2006, through September 30, 2007 by $157.1 million. (See Note 1 to the consolidated financial statements for further information.)

The overall 90 basis point (+0.90%) change in Gross Profit Margin is made up of the following components:

- a 77 basis point (+0.77%) increase due to the modification to the calculation of payroll taxes in France;
- a 10 basis point (+0.10%) increase in temporary recruitment business margin as a result of improved pricing in some markets, including France, and improved margins in other markets as a result of lower direct costs;
- a 30 basis point (+0.30%) increase in our permanent recruitment business; and
- a 27 basis point (-0.27%) decline due to a change in mix of services provided, primarily due to a relatively lesser amount of revenues coming from Jefferson Wells and Right Management where the gross profit margin is generally higher than the company average.

Included in the increase in Selling and Administrative Expenses is a 6.8% increase due to currency and $7.5 million related to the modification to the payroll tax calculation in France. Included in Selling and Administrative Expenses for 2006 were $15.9 million of reorganization charges and $9.2 million of global cost reduction project costs.

Selling and Administrative Expenses as a percent of revenue decreased by 0.2% (-20 basis points) in 2007. The change in Selling and Administrative Expenses as a percent of revenue is made up of the following components:

- a 4 basis point (+0.04%) increase due to the modification to the calculation of payroll taxes in France;
- a 14 basis point (-0.14%) decline due to reorganization charges and global cost reduction project costs recognized in 2006; and
- a 10 basis point (-0.10%) decline due primarily to the favorable impact of our cost control efforts and productivity gains, as we have been able to increase the billable hours from our temporary recruitment business, as well as the number of our permanent placements, without a similar increase in branch headcount. This favorable impact was offset by continued investments in certain markets.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. Interest and Other Expense was expense of $34.2 million in 2007 compared to $50.2 million in 2006. Net Interest Expense decreased $6.8 million to $29.0 million in 2007 from $35.8 million in 2006, as increases in interest expense were offset by higher interest income as a result of our higher cash levels. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the U.S. Foreign exchange gains were $0.6 million in 2007 compared to losses of $3.2 million in 2006. Other expense consists of bank fees and other non-operating expenses and, in 2007, was $5.8 million compared to $11.2 million in 2006.

We provided for income taxes from continuing operations at a rate of 38.7% in 2007 and 36.6% in 2006. The 2007 rate is higher than the 2006 rate primarily due to the income tax cost associated with additional anticipated cash repatriations from our foreign subsidiaries, additional valuation allowances recorded for non-U.S. net operating losses, and the lower tax cost in 2006 of the reorganization charges and the costs related to our global cost reduction initiative. Our 2007 annual effective tax rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of valuation allowances recorded for non-U.S. net operating losses, U.S. state income taxes and other permanent items.

Net Earnings Per Share From Continuing Operations – Diluted increased 64.7% to $5.73 in 2007 compared to $3.48 in 2006. This increase includes:

- the retroactive modification to the payroll tax calculation in France, a $88.6 million, net of tax increase, or $1.05 per diluted share; and
- higher foreign currency exchange rates, a $0.35 per diluted share increase.

Weighted Average Shares – Diluted decreased 3.6% to 84.6 million in 2007 from 87.7 million in 2006. This decline is primarily a result of our repurchase of 6.1 million shares of our common stock during 2007.

SEGMENT RESULTS

United States Revenues
in millions ($)


08
1,945.4
07
1,962.2
06
2,114.9

United States Operating Unit Profit
in millions ($)


08
32.2
07
80.1
06
87.4

United States **–** The U.S. Operation is comprised of 547 Company-owned branch offices and 240 stand alone franchise offices. Revenues in the U.S. consist of sales of services by our Company-owned branch offices and fees from our franchise operations. Revenues for the year were $1.9 billion, a decrease of 0.9%. Excluding acquisitions, revenues decreased 11.3%. Franchise fees were $17.7 million in 2008, and are primarily based on revenues generated by the franchise network, which were $0.7 billion in 2008.

Revenues contracted consistently throughout the year on an organic basis, with a further slowing in the fourth quarter. The slowing demand for our services was seen primarily in our core temporary recruitment business as we experienced year-over-year declines in demand for our light industrial and industrial skilled workers and for skilled office workers. The professional temporary recruitment business continued to see relatively better trends compared to the core staffing part of the business with revenue growth through the first half of the year and overall annual growth of 8.0%. Our permanent recruitment business remained flat with prior year, primarily due to acquisitions. Excluding acquisitions, permanent recruitment revenue declined 21.0% in 2008.

The Gross Profit Margin decreased compared to 2007 due to a decrease in temporary staffing margins, due to increased labor and workers' compensation costs, partially offset by a decrease in payroll taxes. Acquisitions had a minimal impact on Gross Profit Margin in 2008.

Selling and Administrative Expenses increased 11.9% during the year primarily due to the impact of acquisitions. Excluding acquisitions, Selling and Administrative Expenses increased 0.5% as expenses were well controlled in response to the slowing revenue levels. Included in Selling and Administrative Expenses is $2.5 million of reorganization costs in the fourth quarter of 2008, primarily related to severance and office closures.

Operating Unit Profit ("OUP") for the year decreased 59.8% to $32.2 million. OUP Margin was 1.7% and 4.1% of Revenues in 2008 and 2007, respectively. The OUP Margin declined in 2008 due to the deleveraging effect of the revenue decline, as revenues have declined more than expenses. Acquisitions did not impact OUP Margin in 2008. (For the definition of OUP, refer to Note 15 to the consolidated financial statements.)

France Revenues
in millions ($)


08
6,935.6
07
7,025.3
06
6,019.1

France Operating Unit Profit
in millions ($)


08
299.0
07
390.3
06
203.3

France **–** Revenues in France decreased 1.3%, or 8.7% in constant currency, to $6.9 billion. There was a slight local currency revenue growth of 1.5% in the first quarter of 2008, however revenues began to contract in the second quarter and slowed through the year, with contraction of 21.0% in the fourth quarter of 2008. This contraction is due to a continued slowing in the demand for our services as a result of the softening in the manufacturing and construction industry, which is a large portion of the temporary recruitment industry in France.

The Gross Profit Margin was flat with that reported in 2007, however there are a number of unusual items impacting both years. Included in the 2008 and 2007 Gross Profit Margins is the impact of the modification to the calculation of payroll taxes recorded in each year. The impact of this modification was an increase in Gross Profit of $68.2 million in 2008, related to 2005 payroll taxes, and $157.1 million in 2007, related to payroll taxes for 2006 and the first nine months of 2007. Also included in the 2008 Gross Profit is $48.2 million for a business tax refund received related to 2004. Excluding the payroll tax modifications and business tax refund, Gross Profit Margin increased in 2008 compared to 2007, primarily as a result of the increased permanent recruitment business. Despite the softening market, permanent recruitment fees increased 77.2%, or 64.0% in constant currency, as a result of our continued focus on and investments in this business.

Selling and Administrative Expenses increased 4.2% in constant currency due primarily to expenses recorded for a legal reserve related to the French competition investigation (see Note 14 to the consolidated financial statements for further information) of $54.1 million (€34.7 million) in 2008 and $15.0 million (€10.3 million) in 2007. We also recorded $2.7 million of reorganization charges related to office closures in 2008 and $7.5 million of expense related to the payroll tax modification in 2007. Other expenses were well controlled, in response to the slowing demand for services, and showed minimal increase. Selling and Administrative Expenses as a percent of revenues increased in 2008 compared to 2007 due to continued investments in the permanent recruitment business.

OUP was $299.0 million, a decrease of 23.4% (26.9% in constant currency) from the prior year. OUP Margin was 4.3%, a decrease from 5.6% in 2007. Included in 2008 OUP is the impact of the modification to the payroll tax calculation, the legal reserve related to the competition investigation, the 2004 business tax refund and the reorganization costs. The net impact of these items was an increase to OUP of $59.6 million, or an 86 basis point (+0.86%) increase in 2008 OUP Margin. Included in 2007 OUP is the impact of the retroactive modification to the payroll tax calculation related to 2006 and the first nine months of 2007 and the legal reserve related to the competition investigation. The net impact of these items was an increase to OUP of $134.6 million, or a 192 basis point (1.92%) increase in 2007 OUP Margin. The remaining 24 basis point (-0.24%) decrease in OUP Margin is the result of expense deleveraging.

Other EMEA Revenues
in millions ($)


08
7,437.7
07
6,750.4
06
5,230.7

Other EMEA Operating Unit Profit
in millions ($)


08
249.5
07
256.7
06
156.7

Other EMEA – The Other EMEA region includes operations throughout Europe, the Middle East and Africa (excluding France and Italy), which covers a total of 28 countries delivering services through approximately 1,285 offices. In addition to employment services delivered under the Manpower and Manpower Professional brands, this region also includes Elan, which is a leading IT recruitment and managed services firm operating across 16 countries in the region, and Brook Street, which provides recruitment services in the U.K. The largest operations in this segment are in the Nordics, Elan, U.K. and Germany which comprise 18.9%, 17.1%, 13.5% and 11.1% of Other EMEA Revenues, respectively.

Revenues in Other EMEA increased 10.2% in 2008 to $7.4 billion, or 8.1% in constant currency. In April of 2008, we acquired Vitae, a leading professional placement firm in the Netherlands. Excluding the acquisition of Vitae, revenues increased 6.5% for the year. Local currency revenue growth was experienced in most major markets, with the highest growth rates reported by Elan (+25.6%), the Netherlands (+20.5%), Brook Street (+10.2%) and Belgium (+8.0%), offset by declining revenues in Spain (-20.0%) and the Nordics (-1.3%).

Revenue growth accelerated in the first half of the year, with growth of 16.1% in constant currency, then gradually declined through the remainder of the year, with a contraction of 4.3% in the fourth quarter in constant currency. Permanent recruitment fees increased 12.4%, or 8.1% in constant currency, as a result of our continued focus on this business. However, this business also showed a significant slowdown through the year, with constant currency growth of 23.2% in the first half of the year, and a contraction of 17.3% in the fourth quarter.

The Gross Profit Margin increased from the prior year due to the increase in the permanent recruitment business, our continued focus on improved pricing for our temporary recruitment business, and the acquisition of Vitae, which had a 40 basis points (0.40%) favorable impact on Gross Profit Margin for the year.

Selling and Administrative Expenses increased 16.1%, or 12.8% in constant currency, primarily due to the need to support the increased business volumes for much of the year. Excluding the acquisition of Vitae, Selling and Administrative Expenses increased 12.1%, or 9.1% in constant currency. Included in Selling and Administrative Expenses is $20.6 million of reorganization costs recorded in the fourth quarter of 2008 related to employee severance costs and closure costs for 100 offices. Expenses as a percent of revenues had improved through the first three quarters of the year, but worsened in the fourth quarter due to the reorganization costs and the expense deleveraging due to the decline in revenues.

OUP was $249.5 million, a decrease of 2.8%, or 6.4% in constant currency. The OUP Margin decreased to 3.4% from 3.8% in 2007 due to expense deleveraging, as expenses grew faster than revenues as we continued to invest in our strategic initiatives. The acquisition of Vitae did not have a significant impact on OUP Margin.

Italy – Revenues in Italy increased 8.7% in 2008 to $1.5 billion, or 0.5% in constant currency. The revenue growth rates were strong in the first quarter with 15.0% growth in constant currency, but declined during the year to a contraction of 18.3% in constant currency in the fourth quarter as demand for our services continued to decline. Permanent recruitment revenues increased 28.5%, or 18.8% in constant currency, from the prior year.

Italy Revenues
in millions ($)


08
07
06
1,519.5
1,398.1
1,132.6

The Gross Profit Margin improved in 2008 compared to 2007 due to the growth in the permanent recruitment business.

Italy Operating Unit Profit
in millions ($)


08
07
06
120.3
103.7
63.5

Selling and Administrative Expenses increased 11.1%, or 3.1% in constant currency primarily due to an increase in personnel costs. While expenses as a percent of revenues improved for the first nine months of the year, we saw expense deleveraging in the fourth quarter and for the year due to the revenue declines in the fourth quarter.

OUP was $120.3 million, an increase of 16.0%, or 7.3% in constant currency. The OUP Margin increased to 7.9% from 7.4% in 2007, as the increase in Gross Profit Margin more than offset the impact of expense deleveraging.

Jefferson Wells – Jefferson Wells delivers professional services in the areas of internal audit, technology risk management, tax, and finance and accounting. Our services are provided through 36 offices, which include major U.S. metropolitan markets, Toronto, three European cities, South Africa and Hong Kong. A portion of employees assigned by Jefferson Wells are full-time company employees and therefore employee utilization is a significant factor in maintaining Gross Profit Margins.

Jefferson Wells Revenues
in millions ($)


08
07
06
291.0
332.0
373.0

Revenues decreased during the year, to $291.0 million from $332.0 million in 2007, due primarily to clients spending less given the current economic conditions. We saw weakening demand throughout the year, with a decline of 4.7% in the first quarter and a decline of 21.8% in the fourth quarter.

Jefferson Wells Operating Unit Profit
in millions ($)


08
07
06
(19.6)
(5.2)
31.9

The Gross Profit Margin has declined from the 2007 level due primarily to the lower utilization of our professional staff given the decrease in revenues. We continually evaluate the portion of employees who are full-time to ensure it is appropriate given business volumes. In the current economic environment, we have transitioned a number of employees into project-based roles in the fourth quarter to reduce our fixed costs.

Selling and Administrative Expenses decreased 8.8% in 2008 compared to 2007 due to lower office costs, as we are reducing costs in response to the softening demand. As we adjusted our network in light of the current environment, we recorded $7.8 million of reorganization costs in the fourth quarter of 2008 for severance and other office closure charges. We recorded $4.0 million of reorganization costs in the fourth quarter of 2007 related to severance and other office closure costs.

2008 OUP was a loss of $19.6 million compared to a loss of $5.2 million in 2007, as expense reductions could not fully compensate for the declines in Revenues and Gross Profit.

Right Management – Right Management is the world's leading provider of integrated human capital consulting services and solutions across the employment lifecycle operating through 283 offices in 51 countries.

Right Management Revenues
in millions ($)


08
07
06
449.7
409.9
387.3

Revenues increased 9.7% in 2008 to $449.7 million, or 9.3% in constant currency, as the demand for our counter-cyclical outplacement services has grown considerably in the current economic environment.

The Gross Profit Margin improved in 2008 primarily due to improved utilization of staff as a result of the increase in business, as well as improved management of variable direct costs.

Right Management Operating Unit Profit
in millions ($)


08
07
06
44.6
34.6
18.3

Selling and Administrative Costs increased 11.5%, or 11.2% in constant currency, from 2007 to support the increased revenue levels. As a percent of revenue, expenses increased slightly for the year.

2008 OUP was $44.6 million compared to $34.6 million in 2007, an increase of 29.0%, or 30.2% in constant currency. The OUP Margin increased to 9.9% from 8.4% in 2007 due primarily to the increase in Gross Profit Margin.

Other Operations Revenues
in millions ($)


08
2,973.9
07
2,622.4
06
2,304.9

Other Operations Operating Unit Profit
in millions ($)


08
54.5
07
73.5
06
69.9

Other Operations - The Other Operations segment includes our operations in the Asia Pacific region, Canada, Mexico and South America, delivering service through 579 offices. Our largest country operation within this segment is Japan, which accounts for 35.7% of the segment's revenues.

Revenues in the segment improved 13.4% to $3.0 billion, or 6.9% in constant currency. Revenue increases were experienced in many of our major markets in this segment, including Argentina (+38.8%), Japan (+4.2%) and Mexico (+3.1%), offset by revenue declines in Australia (-4.0%). Revenue was strong in the first half of the year, with 10.8% growth in constant currency, but began to slow down during the second half of the year with only 1.2% constant currency revenue growth in the fourth quarter. In our emerging markets, India continued to show strong revenue growth throughout the year, while China had very strong growth in the first half of the year, but contracted in the second half of 2008. Permanent recruitment revenues increased 20.5%, or 14.8% in constant currency, as a result of the ongoing investment in this business.

The Gross Profit Margin in 2008 remained flat with 2007. The margin was favorably impacted by higher permanent recruitment business and a shift in the mix of business toward those countries and services with higher gross profit margins. This was offset by a decrease in Gross Profit Margin in Japan, as they have not been able to pass on increases in social security costs for their associates in the current market environment.

Selling and Administrative Expenses increased 21.6%, or 15.0% in constant currency, to support the increased revenue levels, investments in office openings and the permanent recruitment business in certain markets. Included in Selling and Administrative Expenses is $1.6 million of reorganization costs for severances and other office closure costs recorded in the fourth quarter. Expenses as a percent of revenues increased in 2008 compared to 2007, particularly in the fourth quarter where we saw expense deleveraging as a result of the slowdown in revenues.

OUP decreased 25.9%, or 34.4% in constant currency. The OUP Margin decreased to 1.8% in 2008 compared to 2.8% in 2007, due to the increase in Selling and Administrative Expenses.

Financial Measures – Constant Currency And Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency And Organic Constant Currency on pages 18 and 19 for further information.)

Amounts represent 2008 Percentages represent 2008 compared to 2007		Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions/ Dispositions (in Constant Currency)	Organic Constant Currency
Revenues from Services							
United States	$	1,945.4	(0.9)%	—%	(0.9)%	10.4%	(11.3)%
France		6,935.6	(1.3)	7.4	(8.7)	—	(8.7)
Other EMEA		7,437.7	10.2	2.1	8.1	1.6	6.5
Italy		1,519.5	8.7	8.2	0.5	—	0.5
Jefferson Wells		291.0	(12.4)	—	(12.4)	0.2	(12.6)
Right Management		449.7	9.7	0.4	9.3	0.5	8.8
Other Operations		2,973.9	13.4	6.5	6.9	0.9	6.0
Manpower Inc.		21,552.8	5.1	4.6	0.5	1.7	(1.2)
Gross Profit - Manpower Inc.		4,102.6	6.6	4.3	2.3	2.4	(0.1)
Operating Unit Profit							
United States		32.2	(59.8)	—	(59.8)	2.9	(62.7)
France		299.0	(23.4)	3.5	(26.9)	—	(26.9)
Other EMEA		249.5	(2.8)	3.6	(6.4)	3.1	(9.5)
Italy		120.3	16.0	8.7	7.3	—	7.3
Jefferson Wells		(19.6)	(278.2)	—	(278.2)	(5.1)	(273.1)
Right Management		44.6	29.0	(1.2)	30.2	1.7	28.5
Other Operations		54.5	(25.9)	8.5	(34.4)	(6.3)	(28.1)
Operating Profit - Manpower Inc.		509.2	(38.3)	4.6	(42.9)	0.7	(43.6)

Amounts represent 2007 Percentages represent 2007 compared to 2006		Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions/ Dispositions (in Constant Currency)	Organic Constant Currency
Revenues from Services							
United States	$	1,962.2	(7.2)%	—%	(7.2)%	2.4%	(9.6)%
France		7,025.3	16.7	9.7	7.0	—	7.0
Other EMEA		6,750.4	29.1	10.6	18.5	—	18.5
Italy		1,398.1	23.4	10.4	13.0	—	13.0
Jefferson Wells		332.0	(11.0)	—	(11.0)	—	(11.0)
Right Management		409.9	5.8	4.5	1.3	2.9	(1.6)
Other Operations		2,622.4	13.8	3.3	10.5	—	10.5
Manpower Inc.		20,500.3	16.7	7.7	9.0	0.3	8.7
Gross Profit - Manpower Inc.		3,848.6	22.3	7.6	14.7	0.5	14.2
Operating Unit Profit							
United States		80.1	(8.3)	—	(8.3)	3.9	(12.2)
France		390.3	92.0	14.6	77.4	—	77.4
Other EMEA		256.7	63.8	13.7	50.1	—	50.1
Italy		103.7	63.3	14.2	49.1	—	49.1
Jefferson Wells		(5.2)	(116.2)	—	(116.2)	—	(116.2)
Right Management		34.6	88.8	7.6	81.2	12.2	69.0
Other Operations		73.5	5.0	2.0	3.0	—	3.0
Operating Profit - Manpower Inc.		825.4	55.1	10.8	43.3	1.1	42.2

Cash Sources And Uses

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our internally generated funds and our existing credit facilities are sufficient to cover our near-term projected cash needs. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2008 we have identified approximately $522.2 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France. We currently do not have specific plans to repatriate these funds, however we may do so in the future as cash needs arise.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, share repurchases, dividends and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

During 2008, cash provided by operating activities was $792.0 million, compared to $432.2 million for 2007 and $359.1 million for 2006. The increase in 2008 from 2007 is primarily attributable to the change in working capital, as accounts receivable has declined due to the decrease in business volumes.

Accounts Receivable decreased to $3,629.7 million as of December 31, 2008 from $4,478.8 million as of December 31, 2007. This decrease is due primarily to changes in foreign currency exchange rates and decreased business volumes. At constant exchange rates, the Accounts Receivable balance at December 31, 2008 would have been approximately $320.4 million higher than reported.

Capital expenditures were $93.1 million, $91.6 million and $80.0 million during 2008, 2007 and 2006, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $6.3 million, $7.5 million and $12.0 million in 2008, 2007 and 2006, respectively.

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, was $242.0 million, $122.8 million and $13.0 million in 2008, 2007 and 2006, respectively.

In April 2008, we acquired Vitae, a leading professional placement firm in the Netherlands, for total consideration, net of cash acquired, of $114.7 million (€72.6 million). The agreement also included contingent consideration of up to €10.0 million that may be paid in 2010. Goodwill and Intangible Assets resulting from this transaction were $85.4 million and $23.6 million, respectively, as of December 31, 2008.

Cash consideration related to other acquisitions, including franchises, net of cash acquired, was $127.3 million, $122.8 million and $13.0 million for 2008, 2007 and 2006, respectively. Goodwill and Intangible Assets resulting from these acquisitions were $55.1 million and $69.4 million, respectively, as of December 31, 2008.

In January 2006, we sold a non-core payroll processing business in Sweden. In December 2006, we also sold a non-core facilities management services business in the Nordics. Pre-tax gains of $123.5 million ($89.5 million after tax, or $1.02 per diluted share) related to these sales were recorded in 2006. Net proceeds from these transactions of $123.9 million were received in 2006.

Net additional borrowings were $79.0 million for 2008 compared to $4.9 million and $2.2 million for 2007 and 2006, respectively. We use excess cash to pay down borrowings under various facilities when appropriate.

In August 2007, October 2006 and October 2005, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 million, $325.0 million and $250.0 million, respectively. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Under the 2007 authorization, we have repurchased 2.2 million and 1.7 million shares of common stock during 2008 and 2007, respectively, at a total cost of $112.2 million and $105.7 million during 2008 and 2007, respectively. There are 1.1 million shares, at a cost of up to $182.1 million, remaining authorized for repurchase under this authorization as of December 31, 2008. Under the 2006 authorization, we repurchased 4.4 million shares of common stock at a total cost of $325.0 million during 2007. Under the 2005 authorization, we repurchased 4.3 million shares at a total cost of $250.0 million during 2005 and the first eight months of 2006.

During each of 2008, 2007 and 2006, the Board of Directors declared total cash dividends of $0.74, $0.69 and $0.59 per share, respectively resulting in total dividend payments of $58.1 million, $57.1 million and $50.9 million, respectively.

We have aggregate commitments of $1,998.4 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

in Millions	2009	2010-2011	2012-2013	Thereafter
Long-term debt including interest	$ 105.4	$ 71.8	$ 865.6	$ —
Short-term borrowings	51.0	—	—	—
Operating leases	203.2	268.7	139.6	151.4
Severances and other office closure costs	29.2	2.4	0.3	—
FIN 48 income tax liability, interest and penalties (1)	—	—	—	—
Other	34.7	34.5	21.7	18.9
	$ 423.5	$ 377.4	$ 1,027.2	$ 170.3

(1) The FIN 48 income tax liability, interest and penalties of $38.1 million is excluded as we cannot determine the years in which these liabilities might ultimately settle.

In the fourth quarter of 2008, we recorded a reorganization charge of $37.2 million, primarily related to office closures and consolidations, and severance costs in several countries. As of December 31, 2008, $8.4 million has been paid. We expect a majority of the remaining $28.8 million will be paid in 2009.

In the fourth quarter of 2007, we established reserves totaling $4.4 million in France for office closure costs and $4.0 million at Jefferson Wells for severances and other office closure costs related to reorganizations at these entities. Payments against the $4.4 million reserve in France started in 2008 and have totaled $2.6 million as of December 31, 2008. We expect a majority of the remaining $1.8 million will be paid in 2009. Of the $4.0 million accrued at Jefferson Wells, $3.7 million has been paid as of December 31, 2008, of which $3.6 million was paid during 2008. We expect a majority of the remaining $0.3 million will be paid in 2009.

In 2006, we recorded expenses totaling $9.5 million related to reorganizations in the U.K. for severance and other office closure costs. As of December 31, 2008, $8.6 million has been paid, of which $1.3 million was paid during 2008. We expect a majority of the remaining $0.9 million will be paid in 2009. In 2006, we also recorded expenses totaling $6.9 million at Right Management for severance costs, of which $1.6 million was reversed in 2007 as fewer than expected former employees had claimed the severance. As of December 31, 2008, $5.2 million has been paid, of which $0.4 million was paid during 2008. We expect the remaining $0.1 million will be paid in 2009.

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $158.0 million and $129.3 million as of December 31, 2008 and 2007, respectively ($107.6 million and $78.2 million for guarantees, respectively, and $50.4 million and $51.1 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above.

Capital Resources

Total capitalization as of December 31, 2008 was $3,436.7 million, comprised of $952.9 million in debt and $ 2,483.8 million in equity. Debt as a percentage of total capitalization was 28% as of December 31, 2008 compared to 26% as of December 31, 2007.

Total Capitalization
in millions ($)


08
2,483.8 952.9
07
2,669.3 914.5
06
2,474.2 823.2

EURO NOTES

We have €200.0 million aggregate principal amount of 4.75% notes due June 14, 2013 (the "€200.0 million Notes"). The €200.0 million Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 million ($1.6 million) is being amortized to interest expense over the term of the €200.0 million Notes. Interest is payable annually on June 14.

We also have €300.0 million aggregate principal amount of 4.50% notes due June 1, 2012 (the "€300.0 million Notes"). The €300.0 million Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 million ($1.8 million) is being amortized to interest expense over the term of the €300.0 million Notes. Interest is payable annually on June 1.

Both the €200.0 million Notes and the €300.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem these notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the notes. These notes also contain certain customary non-financial restrictive covenants and events of default.

Our Euro-denominated borrowings, including the euro notes and borrowings under the revolving credit agreement, have been designated as a hedge of our net investment in subsidiaries with a Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all foreign exchange gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive (Loss) Income. (See Significant Matters Affecting Results of Operations and Notes 8 and 13 to the consolidated financial statements for further information.)

REVOLVING CREDIT AGREEMENT

We have a $625.0 million revolving credit agreement (the "credit agreement") with a syndicate of commercial banks. The credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of standby letters of credit. The credit agreement was amended in November 2007 to extend the expiration date to November 2012, from October 2010, to revise certain covenant calculations, and increase the amount of subsidiary borrowings allowed under the agreement. The borrowing margin and facility fee on the credit agreement, as well as the fee paid for the issuance of letters of credit under the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2008, the interest rate under the agreement was Libor plus 0.40% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were 0.10% and 0.40%, respectively. As of December 31, 2008 we have borrowed €100.0 million ($139.7 million) under this credit agreement. (See Significant Matters Affecting Results of Operations for further information.)

Outstanding letters of credit issued under the credit agreement totaled $3.8 million and $3.7 million as of December 31, 2008 and 2007, respectively. Additional borrowings of $481.5 million were available to us under the credit agreement as of December 31, 2008. In February 2009, we borrowed an additional $56.0 million under the credit agreement which has reduced our availability.

The credit agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, we had a Debt-to-EBITDA ratio of 1.22 to 1 and a fixed charge ratio of 3.28 to 1 as of December 31, 2008. Based on our current forecast, we expect to be in compliance with these covenants for the next 12 months.

ACCOUNTS RECEIVABLE SECURITIZATION

One of our wholly-owned U.S. subsidiaries has an agreement to transfer to a third party, on an ongoing basis, an interest in up to $100.0 million of its accounts receivable. The terms of this agreement are such that transfers do not qualify as a sale of accounts receivable. Accordingly, any advances under this agreement are reflected as debt on the consolidated balance sheets.

In July 2008, we amended the facility and elected to reduce the program's amount from $200.0 million to $100.0 million. With this amendment, the liquidity fee increased to 70 basis points (0.70%) on the total program amount, with an additional increase to 95 basis points (0.95%) if the average program usage falls below a minimum level, the program fee increased to 30 basis points (0.30%), and the maturity was extended to July 2009. The interest rate for borrowings under the agreement is variable and tied to A1+/P1 rated commercial paper. This program has covenants that are similar to those under the credit agreement. Based on our current forecast, we expect to be in compliance with these covenants throughout the coming year. We currently plan to renew this program in July 2009, assuming borrowing costs program fees do not increase significantly.

As of December 31, 2008, there were borrowings of $64.0 million outstanding under this program, which are recorded as current maturities of long-term debt, at an interest rate of 2.4%. For the year ended December 31, 2008, the average interest rate on all borrowings was 3.1%, and we made total interest payments of $0.9 million. There were no borrowings outstanding as of December 31, 2007. In February 2009 we repaid all borrowings under this program.

Under this amended agreement, if the accounting or regulatory standards change such that our bank is required to consolidate the activities under the facility, then the total fee for this program increases to Libor plus 500 basis points (Libor + 5.0%). Under the previous agreement, we had a liquidity fee of 12.5 basis points (0.125%) and a program fee of 15 basis points (0.15%).

OTHER

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2008, such uncommitted credit lines totaled $376.5 million, of which $325.5 million was unused. Under the credit agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $247.8 million could have been made under these lines as of December 31, 2008.

As of the date of this report, our credit rating from Moody's Investors Service is Baa2 with a stable outlook and our credit rating from Standard & Poor's is BBB- with a negative outlook. Both of these credit ratings are investment grade.

Application Of Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of our Board of Directors.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We have an Allowance for Doubtful Accounts recorded as an estimate of the Accounts Receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and write-offs of Accounts Receivable balances.

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $23.4 million, $21.8 million and $27.4 million for 2008, 2007 and 2006, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $21.5 million, $20.8 million and $14.1 million for 2008, 2007 and 2006, respectively.

EMPLOYMENT-RELATED ITEMS

The employment of contingent workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers' compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels. These reserves involve significant estimates or judgments that are material to our financial statements.

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the U.S., France, the U.K., Japan and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense. The consolidated annual expense is estimated to be approximately $6.9 million in 2009, compared to $15.5 million, $19.2 million and $16.8 million in 2008, 2007 and 2006, respectively. The relatively lower expense is expected for 2009 as we terminated our Japanese plan in January 2009 and replaced it with a defined contribution plan.

The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review peer data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

We used a weighted-average discount rate of 6.4% for the U.S. plans and 5.2% for the non-U.S. plans in determining the estimated pension expense for 2009. These rates compare to the 6.3% and 5.0% weighted-average discount rates for the U.S. plans and non-U.S. plans, respectively, used in determining the estimated pension expense for 2008, and reflect the current interest rate environment. Absent any other changes, a 25 basis point change in the weighted-average discount rate would impact 2009 consolidated pension expense by approximately $0.1 million for the U.S. plans and $1.3 million for the non-U.S. plans. We have selected a weighted-average expected return on plan assets of 7.3% for the U.S. plans and 5.2% for the non-U.S. plans in determining the estimated pension expense for 2009. The comparable rates used for the calculation of the 2008 pension expense were 7.5% and 5.4% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2009 consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.4 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 9 to the consolidated financial statements for further information.)

U.S. Workers' Compensation

In the U.S., we are self-insured in most states for workers' compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2008 and 2007 was $79.2 million and $81.2 million, respectively. Workers' compensation expense is recorded as a component of Cost of Services.

There are two main factors that impact workers' compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers' compensation expense in the U.S. by approximately $3.0 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2008 we experienced a stabilization in workers' compensation expense, primarily as a result of our continued focus on safety which includes training of contingent workers and client site reviews. Given our current claims experience and cost per claim, we do not expect a significant change in our workers' compensation reserve in the near future. However, we have historically experienced an increase in the number of claims following a recessionary period. Should this pattern reoccur, we could potentially experience higher costs for a 2-3 year period starting in 2009.

Social Program Remittances and Payroll Tax Audit Exposure

On a routine basis, various governmental agencies in some of the countries in which we operate audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits.

In France, in particular, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits. During 2007, there was a change in the payroll tax calculation under certain French social programs, retroactive to January 1, 2006 and effective through September 30, 2007. During 2008, we learned that this same change was applicable to 2005. (See Note 1 to the consolidated financial statements for further information.)

We make an estimate of the additional remittances that may be required on a country-by-country basis, and record the estimate as a component of Cost of Services or Selling and Administrative Expenses, as appropriate. Each country's estimate is based on the results of past audits and the number of years that have not yet been audited, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported. Other than France, we have not had any significant adjustments to the amounts recorded as a result of any payroll tax audits, and we do not expect any significant adjustments to the recorded amounts in the near term.

In France, we currently maintain a reserve for the unaudited years of 2006 through 2008, which has been estimated based on the results of past audits and changes in business volumes. We do not expect any significant adjustments to the recorded amount in the near term, however we have received notification that these years will be audited during 2009, and we are expecting an assessment for at least 2006 before the end of 2009.

DEFERRED REVENUE

We recognize revenue under the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 generally provides that revenue for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenue from individual programs over the estimated period in which services are rendered to candidates. For group programs and large projects within the outplacement and consulting lines of business, we recognize revenue over the period in which the contracts are completed. In our consulting business, revenue is recognized upon the performance of the obligations under the consulting service contract. The amount billed for outplacement and consulting services in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities in our consolidated balance sheets.

Significant factors impacting Deferred Revenue are the type of programs sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2008 and 2007, we had $48.1 million and $46.3 million of Deferred Revenue, respectively.

INCOME TAXES

We account for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48") as of January 1, 2007. FIN 48 requires an evaluation process for all tax positions taken that involves a review of probability for sustaining a tax position. If the probability for sustaining a tax position is more likely than not, which is a 50% threshold, then the tax position is warranted and the largest amount that would be realized upon ultimate settlement is recognized. An uncertain tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have unrecognized tax benefits related to items in various countries. To the extent these items are settled for an amount different than we currently expect, the unrecognized tax benefit will be adjusted.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSET IMPAIRMENT

In connection with FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we are required to perform goodwill and indefinite-lived intangible asset impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill and indefinite-lived intangible assets result from our acquisitions of Right Management, Elan and Jefferson Wells, U.S. franchises and Vitae.

SFAS 142 requires a two-step method for determining goodwill impairment. In the first step, we determine the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology and, for certain larger reporting units, a combination of the income approach and the market approach derived from comparable public companies. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple. The fair value of the reporting unit is then compared to its carrying value. If the reporting unit's fair value is less than its carrying value, we are required to perform the second step. In this step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a "hypothetical" calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Under SFAS 142, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset's fair value is less than its carrying value, an impairment loss is recognized for the difference.

We completed our annual impairment review during the third quarter of 2008. In the first step, the fair value for each reporting unit other than Right Management exceeded its carrying value. For Right Management, we were required to perform the second step. As a result of deteriorating market conditions and general economic uncertainty, market comparables and forecasted cash flows for the Right Management reporting unit were lower than in previous years, which led to a determination that the goodwill recorded for Right Management was partially impaired. For the year ended December 31, 2008, we recognized an impairment loss of $140.8 million related to goodwill. There was no tax benefit associated with this impairment loss.

At the same time, we also determined that the tradename intangible asset for Right Management was partially impaired as a result of a decrease in forecasted royalties. As a result, we recognized an impairment loss of $22.3 million related to our tradename intangible asset for the year ended December 31, 2008. We recognized a deferred tax benefit of $8.5 million associated with this impairment loss.

The goodwill and intangible asset impairment charge is non-cash in nature and does not impact our liquidity, cash flows provided by operating activities or future operations. (See Note 1 to the consolidated financial statements for further information.)

Significant Matters Affecting Results Of Operations

MARKET RISKS

We are exposed to the impact of foreign currency exchange rate fluctuations and interest rate changes.

Exchange Rates – Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our Euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

Approximately 89% of our revenues and profits are generated outside of the U.S., with approximately 53% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2008, the U.S. Dollar strengthened relative to many of the currencies of our major markets. Revenues from Services and Operating Profit in constant currency were approximately 4.6% lower than reported. If the U.S. Dollar had strengthened an additional 10% during 2008, Revenues from Services would have decreased by approximately 8.9% and Operating Profit would have decreased by approximately 10.3% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders' Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders' Equity as a component of Accumulated Other Comprehensive (Loss) Income. The U.S. Dollar strengthened relative to many foreign currencies as of December 31, 2008 compared to December 31, 2007. Consequently, Shareholders' Equity decreased by $249.9 million as a result of the foreign currency translation during the year. If the U.S. Dollar had strengthened an additional 10% during 2008, resulting translation adjustments recorded in Shareholders' Equity would have decreased by approximately $305.1 million from the amounts reported.

Although currency fluctuations impact our reported results and Shareholders' Equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross-border transfers of funds, except for transfers to the U.S. for payment of license fees and interest expense on intercompany loans, working capital loans made between the U.S. and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2008, there were £18.6 million ($27.2 million) of net forward contracts that relate to cash flows owed to our foreign subsidiaries in 2009. In addition, there were €2.7 million ($3.7 million) of net forward contracts outstanding relating to the interest due on our €200.0 million Notes and €300.0 million Notes in June 2009. All such contracts entered into during 2008 and 2007, whether designated as cash flow hedges or fair value hedges, were considered highly effective, as defined by SFAS No. 133, as amended. The effective portions of the changes in the fair value of the cash flow hedges are recorded as a component of Accumulated Other Comprehensive (Loss) Income and recognized in the consolidated statements of operations when the hedged item affects earnings. For a fair value hedge, the gain or loss attributable to the change in fair value of the derivative as well as the hedged item is recognized in earnings in the period of change.

As of December 31, 2008, we had $836.3 million of long-term borrowings denominated in Euros (€600.0 million) which have been designated as a hedge of our net investment in subsidiaries with the Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive (Loss) Income. Shareholders' Equity increased by $24.5 million, net of tax, due to changes in Accumulated Other Comprehensive (Loss) Income during the year due to the currency impact on these borrowings.

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed-and variable-rate borrowings and interest rate swap agreements. As of December 31, 2008, we had the following fixed-and variable-rate borrowings:

	Fixed		Variable		Total	
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Excluding interest rate swap agreements	$ 698.2	4.9%	$ 254.7	5.3%	$ 952.9	5.0%
Including impact of swap agreements	837.9	5.2%	115.0	5.3%	952.9	5.2%

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of €100.0 million ($139.7 million), fix the interest rate, on a weighted-average basis, at 5.71% and expire in July 2010.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2008. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro and British Pound to the U.S. Dollar.

The hypothetical impact on 2008 earnings and Accumulated Other Comprehensive (Loss) Income of the stated change in rates is as follows:

	Movements In Exchange Rates		Movements In Interest Rates	
Market Sensitive Instrument	10% Depreciation	10% Appreciation	10% Decrease	10% Increase
Euro notes:				
€200 million, 4.86% Notes due June 2013	$ 27.9[1]	$ (27.9)[1]	—	—
€300 million, 4.58% Notes due June 2012	41.9[1]	(41.9)[1]	—	—
Revolving credit agreement:				
€100 million Euro borrowings	14.0[1]	(14.0)[1]	0.7	(0.7)
€100 million interest rate swaps	—	—	(0.7)	0.7
Forward contracts:				
$3.7 million to €2.7 million	(0.4)	0.4		
$27.2 million to £18.6 million	(2.7)	2.7		
	$ 80.7	$ (80.7)	$ —	$ —

(1) Exchange rate movements are recorded through Accumulated Other Comprehensive (Loss) Income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro functional currency.

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the foreign contracts, are as follows:

Market Sensitive Instrument	10% Decrease	10% Increase
Fixed rate debt:		
€200 million, 4.86% Notes due June 2013	$ 25.9[1]	$ (25.9)[1]
€300 million, 4.58% Notes due June 2012	39.6[1]	(39.6)[1]
Derivative instruments:		
€100 million interest rate swaps	(0.4)	0.4
Forward contacts:		
$3.7 million to €2.7 million	(0.4)	0.4
$27.2 million to £18.6 million	(2.7)	2.7

(1) This change in fair value is not recorded in the financial statements, however disclosure of the fair value is included in Note 1 to the consolidated financial statements.

IMPACT OF ECONOMIC CONDITIONS

One of the principal attractions of using employment services providers is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been, and remains sensitive to, economic cycles. To help minimize the effects of these economic cycles, we offer clients a continuum of services to meet their needs throughout the employment and business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial results.

LEGAL REGULATIONS

The employment services industry is closely regulated in all of the major markets in which we operate except the U.S. and Canada. Many countries impose licensing or registration requirements and substantive restrictions on employment services, either on the provider of recruitment services or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which employment services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the client); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of clients to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company-by-company) basis. Changes in these collective bargaining agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of employment services firms, including us.

In November 2004, French authorities commenced an investigation at our French headquarters. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France's Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes ("DGCCRF"), a body of the French Finance Minister that investigates frauds and competition violations. This investigation has led the DGCCRF to transmit the results of its inquiry to the French Competition Council. In November 2007, we received a Statement of Objections from the Competition Council alleging illegal information sharing between us and certain of our competitors. We responded to this Statement of Objections in February 2008, defending our position.

In June 2008, we received a Report from the Competition Council, which was prepared by the case handler for the Competition Council and opened the second phase of the procedure before the Competition Council. The Report rejected all of the defense arguments we made in our initial response and maintained the objections as set forth in the Statement of Objections. It also provided the Competition Council with the elements for the calculation of fines, including the case handler's estimation of our portion of the alleged damage to the economy.

We responded to the June 2008 Report in August 2008, providing further arguments and information in defense of our position and providing our own estimation of the alleged damage to the economy. A hearing on the matter before the Competition Council was held in October 2008.

After considering the input that has been provided, the Competition Council rendered its decision in the matter in February 2009 and levied a fine of €42.0 million ($53.8 million) based on the council's determination of the damage to the economy attributable to the alleged misconduct, with adjustment for aggravating or mitigating factors. We will be required to pay this fine in early 2009, but are currently planning to appeal the Competition Council's decision. We had previously recorded a reserve sufficient to cover the fine.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS132(R)-1"). FSP FAS132(R)-1 requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS132(R)-1 will be effective for us in 2009.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) changes the requirements for an acquirer's recognition and measurement of the assets acquired and the liabilities assumed in a business combination. SFAS 141(R) is effective for us in 2009. The impact of SFAS 141(R) is dependent on the level of future acquisitions.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." FSP FAS 142-3 is effective for us in 2009 and must be applied prospectively. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

The FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157") in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. Subsequently in February 2008, the FASB issued FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FASB Staff Position No. FAS 157-2, "Partial Deferral of the Effective Date of Statement 157" ("FSP FAS 157-2"). FSP FAS 157-1 removed leasing transactions accounted for under Statement No. 13 and related guidance from the scope of SFAS 157. FSP FAS 157-2 deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We implemented SFAS 157 for financial assets and financial liabilities effective January 1, 2008 with no material impact on our consolidated financial statements. We are currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on our financial statements. (See Note 1 for further information about our fair value measurements as of December 31, 2008.)

In December 2006, we adopted Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Under its measurement date provisions, SFAS 158 requires us to measure the funded status of our defined benefit and retiree medical plans as of the balance sheet date in 2008, rather than as of an earlier measurement date. We adopted the measurement date provisions as of December 31, 2008. The net impact of the measurement date change was a $1.7 million decrease in the pension asset, which was accounted for as a $0.1 million increase in Retained Earnings and a $1.8 million decrease in Accumulated Other Comprehensive (Loss) Income on our consolidated balance sheet. See the consolidated statements of shareholders' equity for the effect of applying the provisions.

In January 2008, we adopted Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As of the initial adoption, we did not elect the fair value option for any existing eligible items under SFAS 159.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires (a) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (b) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (c) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (d) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (e) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for us in 2009 and must be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for us in 2009.

FORWARD-LOOKING STATEMENTS

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in our annual report on Form 10-K for the year ended December 31, 2008, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as "expect," "anticipate," "intend," "plan," "may," "believe," "seek," "estimate," and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

Management Report On Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2008.

February 18, 2009

Report Of Independent Registered Public Accounting Firm
To The Board Of Directors And Shareholders Of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 18, 2009

Report Of Independent Registered Public Accounting Firm
To The Board Of Directors And Shareholders Of Manpower Inc.:

We have audited the internal control over financial reporting of Manpower Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 18, 2009 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 18, 2009

CERTIFICATIONS

Manpower has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2008, Jeffrey A. Joerres, Manpower's Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by Manpower of the NYSE's corporate governance listing standards.

Consolidated Statements of Operations

in millions, except per share data

Year Ended December 31	2008	2007	2006
Revenues from services	$ 21,552.8	$ 20,500.3	$ 17,562.5
Cost of services	17,450.2	16,651.7	14,416.5
Gross profit	4,102.6	3,848.6	3,146.0
Selling and administrative expenses, excluding impairment charge	3,430.3	3,023.2	2,613.9
Goodwill and intangible asset impairment charge	163.1	—	—
Selling and administrative expenses	3,593.4	3,023.2	2,613.9
Operating profit	509.2	825.4	532.1
Interest and other expense	50.9	34.2	50.2
Earnings before income taxes and discontinued operations	458.3	791.2	481.9
Provision for income taxes	239.4	306.5	176.2
Net earnings from continuing operations	218.9	484.7	305.7
Income from discontinued operations, net of income taxes	—	—	92.3
Net earnings	$ 218.9	$ 484.7	$ 398.0
Net earnings per share - basic:			
Continuing operations	$ 2.78	$ 5.83	$ 3.55
Discontinued operations	—	—	1.07
Total	$ 2.78	$ 5.83	$ 4.62
Net earnings per share - diluted:			
Continuing operations	$ 2.75	$ 5.73	$ 3.48
Discontinued operations	—	—	1.06
Total	$ 2.75	$ 5.73	$ 4.54
Weighted average shares - basic	78.7	83.1	86.2
Weighted average shares - diluted	79.7	84.6	87.7

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

in millions, except share and per share data

December 31	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 874.0	$ 537.5
Accounts receivable, less allowance for doubtful accounts of $118.5 and $123.1, respectively	3,629.7	4,478.8
Prepaid expenses and other assets	119.9	122.2
Future income tax benefits	66.5	76.3
Total current assets	4,690.1	5,214.8
Other Assets		
Goodwill	972.9	1,045.9
Intangible assets, less accumulated amortization of $78.4 and $56.1, respectively	415.2	364.8
Other assets	326.6	377.7
Total other assets	1,714.7	1,788.4
Property and Equipment		
Land, buildings, leasehold improvements and equipment	744.0	760.8
Less: accumulated depreciation and amortization	530.6	539.6
Net property and equipment	213.4	221.2
Total assets	$ 6,618.2	$ 7,224.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 903.2	$ 1,014.4
Employee compensation payable	213.2	213.6
Accrued liabilities	577.9	679.4
Accrued payroll taxes and insurance	617.5	724.7
Value added taxes payable	479.2	583.7
Short-term borrowings and current maturities of long-term debt	115.6	39.7
Total current liabilities	2,906.6	3,255.5
Other Liabilities		
Long-term debt	837.3	874.8
Other long-term liabilities	390.5	424.8
Total other liabilities	1,227.8	1,299.6
Shareholders' Equity		
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 103,756,138 and 103,414,254 shares, respectively	1.0	1.0
Capital in excess of par value	2,514.8	2,481.8
Retained earnings	1,201.2	1,040.3
Accumulated other comprehensive (loss) income	(8.9)	257.6
Treasury stock at cost, 25,791,941 and 23,541,579 shares, respectively	(1,224.3)	(1,111.4)
Total shareholders' equity	2,483.8	2,669.3
Total liabilities and shareholders' equity	$ 6,618.2	$ 7,224.4

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

in millions

Year Ended December 31	2008	2007	2006
Cash Flows from Operating Activities			
Net earnings	$ 218.9	$ 484.7	$ 398.0
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Gain on sale of businesses	—	—	(121.8)
Depreciation and amortization	107.1	99.0	88.8
Non-cash goodwill and intangible impairment charge	163.1	—	—
Deferred income taxes	(30.5)	25.4	(19.6)
Provision for doubtful accounts	23.4	21.8	27.4
Share-based compensation	21.1	26.0	22.5
Excess tax benefit on exercise of stock options	(0.5)	(4.6)	(8.2)
Change in operating assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable	575.0	(316.0)	(381.0)
Other assets	2.9	(3.5)	17.4
Other liabilities	(288.5)	99.4	335.6
Cash provided by operating activities	792.0	432.2	359.1
Cash Flows from Investing Activities			
Capital expenditures	(93.1)	(91.6)	(80.0)
Acquisitions of businesses, net of cash acquired	(242.0)	(122.8)	(13.0)
Proceeds from the sale of businesses and equity interest	—	—	132.7
Proceeds from the sale of property and equipment	5.9	12.9	5.3
Cash (used) provided by investing activities	(329.2)	(201.5)	45.0
Cash Flows from Financing Activities			
Net change in short-term borrowings	16.0	6.1	9.7
Proceeds from long-term debt	233.7	1.0	296.3
Repayments of long-term debt	(170.7)	(2.2)	(303.8)
Proceeds from stock option and purchase plans	12.2	35.0	54.0
Excess tax benefit on exercise of stock options	0.5	4.6	8.2
Repurchases of common stock	(125.4)	(419.2)	(235.9)
Dividends paid	(58.1)	(57.1)	(50.9)
Cash used by financing activities	(91.8)	(431.8)	(222.4)
Effect of exchange rate changes on cash	(34.5)	50.7	51.3
Net increase (decrease) in cash and cash equivalents	336.5	(150.4)	233.0
Cash and cash equivalents, beginning of year	537.5	687.9	454.9
Cash and cash equivalents, end of year	$ 874.0	$ 537.5	$ 687.9
Supplemental Cash Flow Information			
Interest paid	$ 64.8	$ 50.5	$ 47.9
Income taxes paid	$ 293.5	$ 248.5	$ 143.4

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

in millions, except share and per share data

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares issued	Par Value					
Balance, January 1, 2006	101,239,813	$ 1.0	$ 2,346.7	$ 269.9	$ (11.0)	$ (460.0)	$ 2,146.6
Comprehensive Income:							
Net earnings				398.0			
Foreign currency translation					131.8		
Unrealized gain on derivatives, net of tax					2.0		
Unrealized gain on investments, net of tax					3.6		
Minimum pension liability adjustment, net of tax					0.9		
Total comprehensive income							536.3
Adjustment to initially apply SFAS 158, net of tax					(6.7)		(6.7)
Issuances under equity plans, including tax benefits	1,366,612		51.5			10.8	62.3
Share-based compensation expense			22.5				22.5
Dividends ($0.59 per share)				(50.9)			(50.9)
Repurchases of common stock						(235.9)	(235.9)
Balance, December 31, 2006	102,606,425	1.0	2,420.7	617.0	120.6	(685.1)	2,474.2
Comprehensive Income:							
Net earnings				484.7			
Foreign currency translation					106.3		
Unrealized gain on derivatives, net of tax					1.6		
Unrealized gain on investments, net of tax					1.0		
Defined benefit pension plans and retiree health care plan, net of tax					28.1		
Total comprehensive income							621.7
Adjustment to initially apply FIN 48				(4.3)			(4.3)
Issuances under equity plans, including tax benefits	807,829		35.1			4.4	39.5
Share-based compensation expense			26.0				26.0
Dividends ($0.69 per share)				(57.1)			(57.1)
Repurchases of common stock						(430.7)	(430.7)
Balance, December 31, 2007	103,414,254	1.0	2,481.8	1,040.3	257.6	(1,111.4)	2,669.3
Comprehensive Income:							
Net earnings				218.9			
Foreign currency translation					(249.9)		
Unrealized loss on investments, net of tax					(7.6)		
Unrealized loss on derivatives, net of tax					(1.4)		
Defined benefit pension plans and retiree health care plan, net of tax					(5.8)		
Total comprehensive income (loss)							(45.8)
Effects of changing pension plan measurement date pursuant to SFAS 158:							
Service cost, interest cost and expected return on plan assets for October 1 - December 31, net of tax				0.1			0.1
Additional loss for October 1 - December 31, net of tax					(1.8)		(1.8)
Issuances under equity plans, including tax benefits	341,884		11.9			0.8	12.7
Share-based compensation expense			21.1				21.1
Dividends ($0.74 per share)				(58.1)			(58.1)
Repurchases of common stock						(113.7)	(113.7)
Balance, December 31, 2008	103,756,138	$ 1.0	$ 2,514.8	$ 1,201.2	$ (8.9)	$(1,224.3)	$ 2,483.8

in millions, except per share data

01.
Summary Of Significant Accounting Policies

NATURE OF OPERATIONS

Manpower Inc. is a world leader in the employment services industry. Our worldwide network of over 4,400 offices in 82 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the U.S., France, Italy and the U.K. We specialize in permanent, temporary and contract recruitment; employee assessment and selection; training; outsourcing; and outplacement and consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

BASIS OF CONSOLIDATION

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities." These investments were $81.0 and $98.7 as of December 31, 2008 and 2007, respectively, and are included as Other Assets in the consolidated balance sheets. Included in Shareholders' Equity as of December 31, 2008 and 2007 are $53.2 and $52.3 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUES AND RECEIVABLES

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent workers are placed, we record revenue based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $30.9 for the year ended December 31, 2008 and $35.7 for the years ended December 31, 2007 and 2006.

In our outplacement business, we recognize revenue from individual programs over the estimated period in which services are rendered to candidates. For group programs and large projects within the outplacement business, we recognize revenue over the period in which the contracts are completed. In our consulting business, revenue is recognized upon the performance of the obligations under the consulting service contract. The amount billed for outplacement and consulting services in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities in our consolidated balance sheets. We had $48.1 and $46.3 recorded as Deferred Revenue as of December 31, 2008 and 2007, respectively.

We record revenues from sales of services and the related direct costs in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." In situations where we act as a principal in the transaction, we report gross revenues and cost of services. When we act as an agent, we report the revenues on a net basis. Amounts billed to clients for out-of-pocket or other cost reimbursements are included in Revenues from Services, and the related costs are included in Cost of Services.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We have an Allowance for Doubtful Accounts recorded as an estimate of the Accounts Receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and the write-off of accounts receivable balances.

Bad debt expense is recorded as Selling and Administrative Expenses in our consolidated statements of operations and was $23.4, $21.8 and $27.4 in 2008, 2007 and 2006, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $21.5, $20.8 and $14.1 for 2008, 2007 and 2006, respectively.

ADVERTISING COSTS

We expense production costs of advertising as they are incurred. Advertising expenses were $62.6, $69.5 and $69.4 in 2008, 2007 and 2006, respectively.

EMPLOYMENT-RELATED ITEMS

In April 2007, we received a letter from the Central Agency For Social Security Organizations in France ("Central Agency") regarding a modification to the calculation of payroll taxes under certain French social programs aimed at encouraging the employment of low-wage workers. This modification reduced the amount of payroll taxes that we are required to remit retroactive to January 1, 2006. In July 2007, the French Senate passed an amendment to this social security legislation, which eliminated the payroll tax benefit resulting from the modification effective October 1, 2007.

Included in 2007 is $149.6 ($88.6 after tax, or $1.05 per diluted share) of net benefit related to this modification, including an increase to Gross Profit of $157.1 and an increase to Selling and Administrative Expenses of $7.5. The proceeds related to this modification for a portion of 2006 and all of 2007 have been received in 2007. The remaining proceeds for 2006 were received in 2008.

In April 2008, we received additional information, which was based on communications with the Central Agency indicating that this modification is also applicable to 2005. Therefore, we recorded $68.2 ($43.8 after tax, or $0.55 per diluted share) of a net benefit to Gross Profit in 2008 related to this modification. The proceeds for a majority of 2005 have been received. The remaining proceeds for 2005 are expected to be received in 2009.

REORGANIZATION COSTS

In the fourth quarter of 2008, we recorded a restructuring charge of $37.2, primarily related to office closures and consolidations, and severance costs in several countries. As of December 31, 2008, $8.4 has been paid. We expect a majority of the remaining $28.8 will be paid in 2009.

In the fourth quarter of 2007, we established reserves totaling $4.4 in France for office closure costs and $4.0 at Jefferson Wells for severances and other office closure costs related to reorganizations at these entities. Payments against the $4.4 reserve in France started in 2008 and have totaled $2.6 as of December 31, 2008. We expect a majority of the remaining $1.8 will be paid in 2009. Of the $4.0 accrued at Jefferson Wells, $3.7 has been paid as of December 31, 2008, of which $3.6 was paid during 2008. We expect a majority of the remaining $0.3 will be paid in 2009.

In 2006, we recorded expenses totaling $9.5 related to reorganizations in the U.K. for severance and other office closure costs. As of December 31, 2008, $8.6 has been paid, of which $1.3 was paid during 2008. We expect a majority of the remaining $0.9 will be paid in 2009. In 2006, we also recorded expenses totaling $6.9 at Right Management for severance costs, of which $1.6 was reversed in 2007 as fewer than expected former employees had claimed the severance. As of December 31, 2008, $5.2 has been paid, of which $0.4 was paid during 2008. We expect the remaining $0.1 will be paid in 2009.

INCOME TAXES

We account for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

ACCOUNTS RECEIVABLE SECURITIZATION

We account for the securitization of accounts receivable in accordance with FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). Accordingly, transfers of receivables are evaluated for sale accounting treatment and, if such a transfer qualifies as a sale under SFAS 140, the related receivable balance is removed from our consolidated balance sheets and the loss related to the transfer is recorded as other

in millions, except per share data

expense. If the transfer of receivables does not qualify for sale accounting, the related receivable balance remains on our consolidated balance sheet, the corresponding advance is recorded as debt and the related cost of the transaction is recorded as interest expense. (See Note 6 for further information.)

FAIR VALUE MEASUREMENTS

As of January 1, 2008, we implemented FASB Statement No. 157 "Fair Value Measurements" ("SFAS 157") for our financial assets and financial liabilities. The fair value measurements of those items recorded in our consolidated balance sheets are as follows:

		Fair Value Measurements Using		
	2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale securities	$ 0.2	$ 0.2	$ —	$ —
Liabilities				
Interest rate swap	$ 7.4	$ —	$ 7.4	$ —
Foreign currency forward contract	8.4	—	8.4	—
	$ 15.8	$ —	$ 15.8	$ —

We determine the fair value of our available-for-sale securities by using market quotes as of the last day of the period. The fair value of the interest rate swap and foreign currency forward contracts are measured at the mark-to-market value, from either directly or indirectly observable third parties.

The carrying values of Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, and other current assets and liabilities approximates their fair values because of the short-term nature of these instruments. The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes. The fair value of the Euro-denominated notes, as determined by the quoted market prices, was $654.7 and $722.5 as of December 31, 2008 and 2007, respectively, compared to a carrying value of $696.6 and $727.1, respectively.

GOODWILL AND INTANGIBLE ASSETS

We have goodwill, amortizable intangible assets and intangible assets that do not require amortization, as follows:

	2008			2007		
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill	$ 972.9	$ —	$ 972.9	$ 1,045.9	$ —	$ 1,045.9
Intangible assets:						
Amortizable:						
Technology	19.6	19.4	0.2	19.6	15.5	4.1
Franchise agreements	18.0	8.9	9.1	18.0	7.1	10.9
Customer relationships	170.7	43.1	127.6	134.2	29.5	104.7
Other	17.5	7.0	10.5	7.8	4.0	3.8
	225.8	78.4	147.4	179.6	56.1	123.5
Non-amortizable:						
Tradename	171.2	—	171.2	193.5	—	193.5
Reacquired franchise rights	96.6	—	96.6	47.8	—	47.8
	267.8	—	267.8	241.3	—	241.3
Total intangible assets	$ 493.6	$ 78.4	$ 415.2	$ 420.9	$ 56.1	$ 364.8

Amortization expense related to intangibles was $22.3 in 2008, $14.5 in 2007 and $13.1 in 2006. Amortization expense expected in each of the next five years is as follows: 2009 – $24.9, 2010 – $21.5, 2011 – $19.2, 2012 – $13.4, and 2013 – $12.0. The weighted-average useful lives of the technology, franchise agreements, and client relationships are 5, 10, and 16 years, respectively. The majority of the non-amortizable tradename results from our acquisition of Right Management. The tradename has been assigned an indefinite life based on our expectation of renewing the tradename, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the U.S. These rights entitle us to operate permanently in particular territories, and have therefore been assigned an indefinite life.

In connection with FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we are required to perform goodwill and indefinite-lived intangible asset impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill and indefinite-lived intangible assets results from our acquisitions of Right Management, Elan, Jefferson Wells, U.S. franchises and Vitae.

SFAS 142 requires a two-step method for determining goodwill impairment. In the first step, we determine the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology and, for certain larger reporting units, a combination of the income approach and the market approach derived from comparable public companies. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple. The fair value of the reporting unit is then compared to its carrying value. If the reporting unit's fair value is less than its carrying value, we are required to perform the second step. In this step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a "hypothetical" calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Under SFAS 142, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset's fair value is less than its carrying value, an impairment loss is recognized for the difference.

We completed our annual impairment review during the third quarter of 2008. In the first step, the fair value for each reporting unit other than Right Management exceeded its carrying value. For Right Management, we were required to perform the second step. As a result of deteriorating market conditions and general economic uncertainty, market comparables and forecasted cash flows for the Right Management reporting unit were lower than in previous years, which led to a determination that the goodwill recorded for Right Management was partially impaired. For the year ended December 31, 2008, we recognized an impairment loss of $140.8 related to goodwill. There was no tax benefit associated with this impairment loss.

At the same time, we also determined that the tradename intangible asset for Right Management was partially impaired as a result of a decrease in forecasted royalties. As a result, we recognized an impairment loss of $22.3 related to our tradename intangible asset for the year ended December 31, 2008. We recognized a deferred tax benefit of $8.5 associated with this impairment loss.

The goodwill and intangible asset impairment charge is a non-cash charge.

MARKETABLE SECURITIES

We account for our marketable security investments under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive (Loss) Income, which is a separate component of Shareholders' Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. No realized gains or losses were recorded in 2008, 2007 or 2006. As of December 31, 2008 and 2007, our available-for-sale investments had a market value of $0.2 and $0.3, respectively, and an adjusted cost basis of $0.1, and none had unrealized losses.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $131.8 and $144.9 as of December 31, 2008 and 2007, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. For the years ended December 31, 2008, 2007 and 2006, realized gains totaled $0.2, $0.2 and $1.5, respectively, and realized losses totaled $0.5, $0.2 and $0.9, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive (Loss) Income, with the offsetting amount increasing or decreasing our investment in the franchise.

in millions, except per share data

CAPITALIZED SOFTWARE

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $33.6 and $40.4 as of December 31, 2008 and 2007, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $12.1, $10.7 and $9.5 for 2008, 2007 and 2006, respectively.

PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31 is as follows:

	2008	2007
Land	$ 3.5	$ 1.6
Buildings	18.7	17.4
Furniture, fixtures, and autos	222.2	230.2
Computer equipment	180.4	189.3
Leasehold improvements	319.2	322.3
Property and equipment	$ 744.0	$ 760.8

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – lesser of life of asset or expected lease term; furniture and equipment – 3 to 15 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our consolidated statements of operations. Long-lived assets are evaluated for impairment in accordance with the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

DERIVATIVE FINANCIAL INSTRUMENTS

We account for our derivative instruments in accordance with FASB Statement Nos. 133, 137, and 149 related to "Accounting for Derivative Instruments and Hedging Activities." Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated Other Comprehensive (Loss) Income and recognized in the consolidated statements of operations when the hedged item affects earnings. The ineffective portions of the changes in the fair value of hedges are recognized in earnings.

FOREIGN CURRENCY TRANSLATION

The financial statements of our non-U.S. subsidiaries have been translated in accordance with FASB Statement No. 52, "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive (Loss) Income, which is included in Shareholders' Equity.

Certain foreign currency denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive (Loss) Income.

SHAREHOLDERS' EQUITY

In August 2007, October 2006 and 2005, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0, $325.0 and $250.0, respectively. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Under the 2007 authorization, we have repurchased 2.2 million and 1.7 million shares of common stock during 2008 and 2007, respectively, at a total cost of $112.2 and $105.7 during 2008 and 2007, respectively. There are 1.1 million shares, at a cost of up to $182.1, remaining authorized for repurchase under this authorization as of December 31, 2008. Under the 2006 authorization, we repurchased 4.4 million shares of common stock at a total cost of $325.0 during 2007. Under the 2005 authorization, we repurchased 4.3 million shares at a total cost of $250.0 during 2005 and the first eight months of 2006.

STATEMENT OF CASH FLOWS

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS132(R)-1"). FSP FAS132(R)-1 requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS132(R)-1 will be effective for us in 2009.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) changes the requirements for an acquirer's recognition and measurement of the assets acquired and the liabilities assumed in a business combination. SFAS 141(R) is effective for us in 2009. The impact of SFAS 141(R) is dependent on the level of future acquisitions.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." FSP FAS 142-3 is effective for us in 2009 and must be applied prospectively. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

The FASB issued Statement No. 157 "Fair Value Measurements" ("SFAS 157") in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. Subsequently in February 2008, the FASB issued FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FASB Staff Position No. FAS 157-2, "Partial Deferral of the Effective Date of Statement 157" ("FSP FAS 157-2"). FSP FAS 157-1 removed leasing transactions accounted for under Statement No. 13 and related guidance from the scope of SFAS 157. FSP FAS 157-2 deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We implemented SFAS 157 for financial assets and financial liabilities effective January 1, 2008 with no material impact on our consolidated financial statements. We are currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on our financial statements. (See Fair Value Instruments of Note 1 for further information about our fair value measurements as of December 31, 2008.)

In December 2006, we adopted Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Under its measurement date provisions, SFAS 158 requires us to measure the funded status of our defined benefit and retiree medical plans as of the balance sheet date in 2008, rather than as of an earlier measurement date. We adopted the measurement date provisions as of December 31, 2008. The net impact of the measurement date change was a $1.7 decrease in pension asset, which was accounted for as a $0.1 increase in Retained Earnings and a $1.8 decrease in Accumulated Other Comprehensive (Loss) Income on our consolidated balance sheet. See the consolidated statements of shareholders' equity for the effect of applying the provisions.

in millions, except per share data

In January 2008, we adopted Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As of the initial adoption, we did not elect the fair value option for any existing eligible items under SFAS 159.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires (a) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (b) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (c) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (d) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (e) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for us in 2009 and must be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for us in 2009.

02.
Acquisitions And Discontinued Operations

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration for acquisitions, net of cash acquired, was $242.0, $122.8 and $13.0 in 2008, 2007 and 2006, respectively.

In April 2008, we acquired Vitae, a leading professional placement firm in the Netherlands, for total consideration, net of cash acquired, of $114.7 (€72.6). The agreement also included contingent consideration of up to €10.0 that may be paid in 2010. Goodwill and Intangible Assets resulting from this transaction were $85.4 and $23.6, respectively, as of December 31, 2008.

Cash consideration related to other acquisitions, including franchises, net of cash acquired, was $127.3, $122.8 and $13.0 for 2008, 2007 and 2006, respectively. Goodwill and Intangible Assets resulting from the 2008 acquisitions were $55.1 and $69.4, respectively, as of December 31, 2008.

DISCONTINUED OPERATIONS

In January 2006, we sold a non-core payroll processing business in Sweden. In addition, in December 2006, we sold a non-core facilities management services business in the Nordics. Pre-tax gains of $123.5 ($89.5 after tax, or $1.02 per diluted share) related to these sales were recorded in Income from Discontinued Operations in 2006. Net proceeds from these transactions of $123.9 were received in 2006. Also in December 2006, we recorded a net loss of $1.7 on the disposal of one of our Right Management subsidiaries. We have recorded the results of these operations as discontinued operations for the year ended December 31, 2006.

Summarized financial information for the discontinued operations is as follows:

Year Ended December 31		2006
Revenues from services	$	224.0
Cost of services and Selling and administrative expenses		217.0
Earnings before income taxes		7.0
Provision for income taxes		(2.5)
Net gain on sale of businesses, net of income taxes of $34.0		87.8
Income from discontinued operations, net of income taxes	$	92.3

03.
Stock Compensation Plans

We account for share-based payments according to FASB Statement No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). During 2008, 2007 and 2006 we recognized approximately $21.1, $26.0 and $22.5, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock, and the stock purchase plan, all of which is recorded in Selling and Administrative Expenses. The total income tax benefit recognized related to share-based compensation during 2008, 2007 and 2006 was $3.2, $3.3 and $3.0, respectively. Cash received from stock option exercises for 2008, 2007 and 2006 was $12.2, $35.0 and $54.0, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in Excess of Par Value, for 2008, 2007 and 2006 was approximately $0.3, $5.3 and $8.2, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS

All share-based compensation is currently granted under our 2003 Equity Incentive Plan of Manpower Inc. ("2003 Plan"). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a vesting period of up to four years and expire ten years from date of grant. As of December 31, 2008, 2007 and 2006 no stock appreciation rights had been granted or were outstanding.

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2006	5,329	$ 36		
Granted	958	53		
Exercised	(1,525)	33		$ 41
Expired or cancelled	(265)	43		
Outstanding, December 31, 2006	4,497	$ 41	6.9	
Exercisable, December 31, 2006	2,159	$ 34	5.4	
Outstanding, January 1, 2007	4,497	$ 41		
Granted	835	77		
Exercised	(703)	36		$ 31
Expired or cancelled	(250)	51		
Outstanding, December 31, 2007	4,379	$ 48	6.5	
Exercisable, December 31, 2007	2,300	$ 37	5.1	
Outstanding, January 1, 2008	4,379	$ 48		
Granted	980	56		
Exercised	(161)	36		$ 3
Expired or cancelled	(171)	57		
Outstanding, December 31, 2008	5,027	$ 50	6.2	$ 3
Exercisable, December 31, 2008	2,868	$ 42	4.8	$ 3

Options outstanding and exercisable as of December 31, 2008 are as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares (000)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
$9-$39	1,225	2.7	$ 32	1,225	$ 32
$40-$45	1,333	5.5	44	1,061	44
$46-$55	884	7.3	53	383	53
$56-$93	1,585	8.6	66	199	77
	5,027	6.2	$ 50	2,868	$ 42

We have recognized expense of $14.0, $13.3 and $13.0 related to stock options for the years ended December 31, 2008, 2007 and 2006, respectively. The total fair value of options vested during the same periods were $12.5, $12.8 and $15.9, respectively. As of December 31, 2008, total unrecognized compensation cost was approximately $26.2, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.7 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2008	2007	2006
Average risk-free interest rate	2.7%	4.8%	4.7%
Expected dividend yield	1.2%	0.9%	1.1%
Expected volatility	30.0%	27.0%	30.0%
Expected term (years)	4.9	4.7	5.0

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value of options granted during the year was $15.17, $22.27 and $16.26 in 2008, 2007 and 2006, respectively.

DEFERRED STOCK

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the deferred stock is settled in shares of common stock according to the terms and conditions under the 2003 Plan. As of December 31, 2008, 2007 and 2006, there were 13,819, 9,743 and 7,446 respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director's termination of service or three years after the date of grant (which may in most cases be extended at the directors' election) in accordance with the terms and conditions under the 2003 Plan. As of December 31, 2008, 2007 and 2006, there were 9,663, 10,864 and 15,725, respectively, shares of deferred stock and 7,028, 2,331 and 7,548, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.8, $1.0 and $0.8 related to deferred stock in 2008, 2007 and 2006, respectively.

RESTRICTED STOCK

We grant restricted stock and restricted stock unit awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years. We value restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2006	202	$ 41		
Granted	54	52		
Vested	(46)	39		
Forfeited	(5)	44		
Unvested, December 31, 2006	205	$ 44	1.8	
Granted	26	$ 83		
Vested	(12)	51		
Forfeited	(4)	53		
Unvested, December 31, 2007	215	$ 49	2.2	
Granted	66	$ 57		
Vested	(89)	42		
Forfeited	—	—		
Unvested, December 31, 2008	192	$ 55	2.7	$ 7

During 2008, 2007 and 2006, we recognized $2.8, $2.7 and $2.4, respectively, of expense, related to restricted stock awards. As of December 31, 2008, there was approximately $6.1 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.9 years.

PERFORMANCE SHARE UNITS

Our 2003 Plan allows us to grant performance share units. Vesting of units occurs at the end of the performance period, generally three years, except in the case of death, disability or termination of employment, and the units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation Committee of the Board of Directors at the time of grant. Holders of performance share units do not receive dividends during the performance period. Accordingly, the fair value of these units is the quoted market value of our stock on the date of the grant.

In February 2006, 2007 and 2008, we granted performance share units with a performance criteria of average Operating Profit Margin over the three-year performance period of 2006-2008, 2007-2009 and 2008-2010, respectively.

A summary of the performance share unit activity, at the Target Award level, for each of the performance periods is as follows:

	Share Units for Each Outstanding Grant		
	2006-2008	2007-2009	2008-2010
Outstanding, January 1, 2006	—	—	—
Granted	120,500	—	—
Forfeited	(17,500)	—	—
Outstanding, December 31, 2006	103,000	—	—
Granted	—	118,000	—
Forfeited	—	—	—
Outstanding, December 31, 2007	103,000	118,000	—
Granted	—	—	140,000
Forfeited	—	(5,000)	(2,000)
Outstanding, December 31, 2008	103,000	113,000	138,000

In the event the performance criteria exceeds the target performance level, an additional number of shares, up to the Outstanding Award level, may be granted. In the event the performance criteria falls below the target performance level, a reduced number of shares, as low as the Threshold Award level, may be granted. If the average Operating Profit Margin falls below the threshold performance level, no shares will be granted.

The Threshold, Target and Outstanding Award levels for each outstanding grant, adjusted for forfeitures, are as follows:

	2006-2008	2007-2009	2008-2010
Threshold Award	25,750	28,250	34,500
Target Award	103,000	113,000	138,000
Outstanding Award	180,250	197,750	241,500

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance period and is recorded in Selling and Administrative Expenses. The average Operating Profit Margin for the 2006-2008 performance period reached the outstanding performance level, and the units will be settled for 180,250 shares of common stock during the first quarter of 2009. We currently expect that the average Operating Profit Margin for the 2007-2009 performance period will approximate the threshold performance level and that the average Operating Profit Margin for the 2008-2010 performance period will not meet the threshold performance level. We have recognized a total compensation expense of $1.2, $5.8 and $3.4, in 2008, 2007 and 2006, respectively, related to the performance share units.

in millions, except per share data

OTHER STOCK PLANS

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year.

The fair value of each share purchased under the plan is estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Year Ended December 31	2008	2007	2006
Average risk-free interest rate	3.2%	5.0%	4.4%
Expected dividend yield	1.2%	0.9%	1.1%
Expected volatility	30.0%	27.0%	30.0%
Expected term (years)	1.0	1.0	1.0

These assumptions are determined using the same methodology applied in determining the assumptions used in calculating the fair value of our stock options.

We recognized expense of $1.8, $3.0 and $2.6 for shares purchased under the plan in 2008, 2007 and 2006, respectively.

We also maintain the Savings Related Share Option Scheme for U.K. employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized expense of $0.5, $0.2 and $0.3 for shares purchased under the plan in 2008, 2007 and 2006, respectively.

04.
Earnings Per Share

The calculation of Net Earnings Per Share – Basic is as follows:

Year Ended December 31	2008	2007	2006
Net earnings from continuing operations	$ 218.9	$ 484.7	$ 305.7
Income from discontinued operations, net of taxes	—	—	92.3
Net earnings available to common shareholders	$ 218.9	$ 484.7	$ 398.0
Weighted-average common shares outstanding	78.7	83.1	86.2
Net earnings per share from continuing operations – basic	$ 2.78	$ 5.83	$ 3.55
Net earnings per share from discontinued operations – basic	—	—	1.07
Total	$ 2.78	$ 5.83	$ 4.62

The calculation of Net Earnings Per Share – Diluted is as follows:

Year Ended December 31	2008	2007	2006
Net earnings from continuing operations	$ 218.9	$ 484.7	$ 305.7
Income from discontinued operations, net of taxes	—	—	92.3
Net earnings available to common shareholders	$ 218.9	$ 484.7	$ 398.0
Weighted-average common shares outstanding	78.7	83.1	86.2
Effect of restricted stock grants	0.3	0.2	0.3
Effect of dilutive securities – stock options	0.7	1.3	1.2
	79.7	84.6	87.7
Net earnings per share from continuing operations – diluted	$ 2.75	$ 5.73	$ 3.48
Net earnings per share from discontinued operations – diluted	—	—	1.06
Total	$ 2.75	$ 5.73	$ 4.54

The calculations of Net Earnings Per Share – Diluted for the years ended December 31, 2008 and 2007 do not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

	2008	2007
Shares (in thousands)	2,452	785
Exercise price ranges	$52-$93	$76-$93
Weighted-average remaining life	8.3 years	9.3 years

There were no antidilutive options during 2006.

05. Income Taxes

The provision for income taxes from continuing operations is as follows:

Year Ended December 31	2008	2007	2006
Current			
United States:			
Federal	$ 46.1	$ 19.4	$ 28.7
State	3.6	6.4	6.2
Non-U.S.	220.2	255.3	160.9
Total current	269.9	281.1	195.8
Deferred			
United States:			
Federal	(27.3)	25.8	(1.6)
State	(1.0)	1.4	(1.1)
Non-U.S.	(2.2)	(1.8)	(16.9)
Total deferred	(30.5)	25.4	(19.6)
Total provision	$ 239.4	$ 306.5	$ 176.2

A reconciliation between taxes computed at the U.S. Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2008	2007	2006
Income tax based on statutory rate	$ 160.4	$ 276.9	$ 168.7
Increase (decrease) resulting from:			
State income taxes, net of federal benefit	2.8	4.8	2.8
Non-U.S. tax rate differences	(5.9)	(13.4)	1.5
Repatriation of non-U.S. earnings	16.7	1.1	(2.8)
Change in valuation reserve	7.5	25.0	13.9
Non-deductible goodwill impairment charge	49.3	—	—
Non-deductible legal reserve in France	17.6	4.8	—
Other, net	(9.0)	7.3	(7.9)
Tax provision	$ 239.4	$ 306.5	$ 176.2

in millions, except per share data

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes are as follows:

Year Ended December 31	2008	2007
Current Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	$ 12.2	$ 10.7
Employee compensation payable	26.1	23.7
Pension and postretirement benefits	0.5	(0.6)
Other	36.1	21.0
Valuation allowance	(1.9)	(4.5)
	73.0	50.3
Noncurrent Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	20.4	22.4
Pension and postretirement benefits	52.7	41.8
Intangible assets	(85.4)	(120.1)
Net operating losses and other	176.0	185.3
Valuation allowance	(111.1)	(101.0)
	52.6	28.4
Total future tax benefits	$ 125.6	$ 78.7
Current tax assets	$ 66.5	$ 76.3
Current tax liability	(16.4)	(26.0)
Noncurrent tax asset	92.5	28.4
Noncurrent tax liability	(17.0)	—
Total future tax benefits	$ 125.6	$ 78.7

The current tax liability is recorded in Accrued Liabilities, the noncurrent tax assets are recorded in Other Assets and the noncurrent tax liability is recorded in Other Long-Term Liabilities in the consolidated balance sheets.

We have non-U.S. net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $402.7 and $86.5, respectively, as of December 31, 2008. The net operating loss carryforwards expire as follows:

	Non-U.S.	U.S. State
2009	$ 1.0	$ 6.2
2010	4.0	2.7
2011	9.9	5.4
2012	9.8	1.0
2013	22.1	0.3
Thereafter	101.2	70.9
No expirations	254.7	—
Total net operating loss carryforwards	$ 402.7	$ 86.5

We have recorded a deferred tax asset of $118.3 as of December 31, 2008, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $113.0 has been recorded as of December 31, 2008, as management believes that realization of certain net operating loss carryforwards and other deferred tax assets is unlikely.

Pretax income of non-U.S operations was $470.4, $567.5 and $264.9 in 2008, 2007 and 2006, respectively. We have not provided U.S. income taxes and non-U.S. withholding taxes on $1,003.9 of unremitted earnings of non-U.S. subsidiaries that are considered to be reinvested indefinitely. Deferred taxes are provided on the earnings of non-U.S. subsidiaries that will likely be remitted to the U.S. As of December 31, 2008 and 2007, we have recorded a deferred tax liability of $44.4 and $56.9, respectively, related to non-U.S. earnings that we plan to remit.

As a result of our adoption of FIN 48, we recognized a $4.3 increase in the net liability for unrecognized tax benefits, which was accounted for as an adjustment to retained earnings as of January 1, 2007. As of December 31, 2008, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $50.9. We have related tax benefits of $12.8, and the net amount of $38.1 would favorably affect the effective tax rate if recognized. There were no material settlements in 2008. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As of December 31, 2007, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $67.2, of which $3.1 was recorded as a current deferred tax liability. We had related tax benefits of $22.6, and the net amount of $44.6 would have favorably affected the effective tax rate if recognized. There were no material settlements in 2007.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.3 during 2008. We have recorded a liability for potential interest and penalties of $1.6 as of December 31, 2008.

The following table summarizes the activity related to our unrecognized tax benefits during 2008 and 2007:

	2008	2007
Gross unrecognized tax benefits, beginning of year	$ 60.5	$ 60.9
Increases in prior year tax positions	1.2	5.7
Decreases in prior year tax positions	(5.9)	(10.0)
Increases in current year tax positions	7.0	8.4
Expiration of statute of limitations for the assessment of taxes	(13.5)	(4.5)
Gross unrecognized tax benefits, end of year	$ 49.3	$ 60.5
Potential interest and penalties	1.6	6.7
Balance, end of year	$ 50.9	$ 67.2

We conduct business globally in 82 countries and territories. Accordingly, we are routinely audited by the various tax jurisdictions in which we operate. Generally, the tax years that remain subject to examination are 2004 through 2008 for our major operations in the U.S., France, the U.K., Germany, Italy and Japan. As of December 31, 2008, we are subject to tax audits in France, the U.K. and the U.S., and we believe that resolution of such audits will not have a material impact on earnings.

06. Accounts Receivable Securitization

We and certain of our U.S. subsidiaries have an agreement (the "Receivables Facility") with a financial institution whereby we may transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation ("ICC"), a wholly owned, special purpose, bankruptcy-remote subsidiary that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, may transfer all of our accounts receivable to ICC. ICC, in turn, subject to certain conditions, may from time to time transfer to a third party an undivided interest in these receivables and is permitted to receive advances of up to $100.0 for the transfer of such undivided interest.

Under the Receivables Facility, ICC has the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made do not qualify for sale accounting, and accordingly, the receivables transferred to the third party remain on our consolidated balance sheet with the corresponding advance being recorded as debt and amounts charged on outstanding borrowings during the year are recorded as interest expense.

In July 2008, we amended the facility and elected to reduce the program's amount from $200.0 to $100.0. With this amendment, the liquidity fee increased to 70 basis points (0.70%) on the total program amount, with an additional increase to 95 basis points (0.95%) if the average program usage falls below a minimum level, the program fee increased to 30 basis points (0.30%) and the maturity was extended to July 2009.

The interest rate for the Receivables Facility is variable and tied to A1+/P1 rated commercial paper. As of December 31, 2008, there were borrowings of $64.0 outstanding under this program which are recorded as current maturities of long-term debt. For the year ended December 31, 2008, the average interest rate was 3.1%, and we made a total interest payments of $0.9. There were no borrowings outstanding as of December 31, 2007.

Under this amended agreement, if the accounting or regulatory standards change such that our bank is required to consolidate the activities under the facility, then the total fee for this program increases to Libor plus 500 basis points (Libor + 5.0%). Under the previous agreement, we had a liquidity fee of 12.5 basis points (0.125%) and a program fee of 15 basis points (0.15%).

in millions, except per share data

Fees associated with the amounts advanced were $0.9, $0.3 and $0.4 in 2008, 2007 and 2006, respectively, and were recorded as Other Expense in the consolidated statements of operations.

07. Goodwill

Changes in the carrying value of goodwill by reportable segment are as follows:

	United States	France	Other EMEA	Italy	Jefferson Wells	Right Management	Other Operations	Corporate	Total
Balance, December 31, 2006	$ 81.5	$ —	$ 216.8	$ 1.7	$ 0.6	$ 143.1	$ 49.1	$ 479.8	$ 972.6
Goodwill acquired	34.2	0.2	2.0	—	—	7.1	14.5	3.6	61.6
Currency impact and other	—	—	5.6	0.2	—	1.1	5.1	(0.3)	11.7
Balance, December 31, 2007	115.7	0.2	224.4	1.9	0.6	151.3	68.7	483.1	1,045.9
Goodwill acquired	35.2	3.4	91.5	3.0	0.4	4.3	1.3	2.1	141.2(1)
Currency impact and other	—	—	(54.5)	(0.1)	—	(15.6)	(2.1)	(1.1)	(73.4)
Impairment charge	—	—	—	—	—	—	—	(140.8)(2)	(140.8)
Balance, December 31, 2008	$ 150.9	$ 3.6	$ 261.4	$ 4.8	$ 1.0	$ 140.0	$ 67.9	$ 343.3(3)	$ 972.9

(1) Majority of the balance relates to the U.S. franchise acquisitions and Vitae in the Netherlands.
(2) For further information on the goodwill impairment charge, see Note 1 to the consolidated financial statements.
(3) Majority of the balance relates to the Corporate acquisitions of Right Management and Jefferson Wells.

There were no significant reductions to goodwill as a result of dispositions or impairments during 2007 or 2006.

08. Debt

Information concerning Short-Term Borrowings is as follows:

December 31	2008	2007
Short-term borrowings	$ 51.0	$ 39.0
Weighted-average interest rates	9.0%	12.7%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2008, such credit lines totaled $376.5, of which $325.5 was unused. We have no significant compensating balance requirements or commitment fees related to these lines. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional borrowings of $247.8 could be made under these facilities as of December 31, 2008.

A summary of Long-Term Debt is as follows:

December 31	2008	2007
Euro-denominated notes:		
€300 due June 2012	$ 418.2	$ 436.6
€200 due June 2013	278.4	290.5
Revolving credit agreement:		
Euro-denominated borrowings, at a rate of 5.71%	139.7	145.9
Other:		
Accounts receivable securitization	64.0	—
Other	1.6	2.5
	901.9	875.5
Less: current maturities	64.6	0.7
Long-term debt	$ 837.3	$ 874.8

EURO NOTES

On June 14, 2006, we offered and sold €200.0 aggregate principal amount of 4.75% notes due June 14, 2013 (the "€200.0 Notes"). The net proceeds of €198.1 ($249.5) were invested in cash equivalents until July 26, 2006, when they were used to repay our €200.0 notes due July 2006 (the "1999 €200.0 Notes") as described below. The €200.0 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) is being amortized to interest expense over the term of the €200.0 Notes. Interest is payable annually on June 14. The €200.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €200.0 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €200.0 Notes. The €200.0 Notes also contain certain customary non-financial restrictive covenants and events of default.

On June 1, 2005, we offered and sold €300.0 aggregate principal amount of 4.50% notes due June 1, 2012 (the "€300.0 Notes"). Net proceeds of approximately €297.7 ($372.3) were used to repay a portion of the outstanding indebtedness under our revolving credit facility and U.S. Receivables Facility, to fund our share repurchase program, and for general corporate purposes. The €300.0 Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 ($1.8) is being amortized to interest expense over the term of the notes. Interest is payable annually on June 1. The €300.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €300.0 Notes, in whole but not in part, at our option at any time for a redemption price as defined in the agreement. These notes also contain certain customary non-financial restrictive covenants and events of default.

Our 1999 €200.0 Notes ($254.3) were retired on July 26, 2006 with the net proceeds from the €200.0 Notes and other available cash.

The €300.0 Notes, €200.0 Notes and other Euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a Euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive (Loss) Income.

REVOLVING CREDIT AGREEMENT

We have a $625.0 revolving credit agreement with a syndicate of commercial banks. The revolving credit agreement allows for borrowings in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the agreement totaled $3.8 and $3.7 as of December 31, 2008 and 2007, respectively. Beginning in 2006, the letters of credit outstanding under the revolving credit agreement were substantially reduced as certain letters of credit have been issued directly by third parties rather than under the revolving credit agreement. Additional borrowings of $481.5 were available to us under this revolving credit agreement as of December 31, 2008.

In November 2007, the revolving credit agreement was amended to extend the expiration date to November 2012 from October 2010, to revise certain covenant calculations, and increase the amount of subsidiary borrowings allowed under the agreement.

The borrowing margin and facility fee on the credit agreement, as well as the fee paid for the issuance of letters of credit on the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2008, the interest rate under the agreement was LIBOR plus 0.40% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were 0.10% and 0.40%, respectively.

The credit agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, we had a Debt-to-EBITDA ratio of 1.22 to 1 and a fixed charge ratio of 3.28 to 1.

INTEREST RATE SWAP AGREEMENTS

We have entered into various interest rate swap agreements to manage the interest rate and currency risk associated with our debt instruments. (See Note 13 for further information.)

FAIR VALUE OF DEBT

The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes which had a fair value, as determined by quoted market prices, as of December 31, as follows:

	2008	2007
Euro-denominated notes	$ 654.7	$ 722.5

in millions, except per share data

DEBT MATURITIES

The maturities of Long-Term Debt payable within each of the four years subsequent to December 31, 2009 are as follows: 2010 – $0.8, 2011 – $0.1, 2012 – $558.0, and 2013 – $278.4.

09. Retirement And Deferred Compensation Plans

DEFINED BENEFIT PLANS

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2008	2007	2008	2007
Change in Benefit Obligation				
Benefit obligation, beginning of year	$ 49.8	$ 50.0	$ 243.8	$ 250.4
Service cost	0.1	0.1	14.3	14.0
Interest cost	3.6	2.8	12.3	11.5
Plan amendments	—	—	10.5	0.3
Curtailments	—	—	—	(0.5)
Transfers	—	—	(0.8)	(6.0)
Actuarial loss (gain)	0.8	1.3	(26.3)	(37.6)
Plan participant contributions	—	—	2.8	2.4
Benefits paid	(5.0)	(4.4)	(6.6)	(5.0)
Currency exchange rate changes	—	—	(41.2)	14.3
Benefit obligation, end of year	$ 49.3	$ 49.8	$ 208.8	$ 243.8
Change in Plan Assets				
Fair value of plan assets, beginning of year	$ 41.9	$ 38.8	$ 195.9	$ 172.6
Actual return on plan assets	(9.7)	4.7	(10.1)	6.3
Curtailments	—	—	—	(0.3)
Transfers	—	—	(0.1)	(6.4)
Plan participant contributions	—	—	2.8	2.4
Company contributions	3.1	2.8	31.1	16.8
Benefits paid	(5.0)	(4.4)	(6.6)	(5.0)
Currency exchange rate changes	—		(37.2)	9.5
Fair value of plan assets, end of year	$ 30.3	$ 41.9	$ 175.8	$ 195.9
Funded Status				
Funded status of plan at measurement date	$ (19.0)	$ (7.9)	$ (33.0)	$ (47.9)
Contributions between measurement date and fiscal year end	—	0.5	—	—
Funded status, end of year	$ (19.0)	$ (7.4)	$ (33.0)	$ (47.9)
Amounts Recognized				
Noncurrent assets	$ 0.4	$ 12.1	$ 15.4	$ 2.7
Current liabilities	(1.7)	(1.8)	(0.5)	(0.3)
Noncurrent liabilities	(17.7)	(17.7)	(47.9)	(50.3)
Net amount recognized	$ (19.0)	$ (7.4)	$ (33.0)	$ (47.9)

Amounts recognized in Accumulated Other Comprehensive (Loss) Income, net of tax, consist of:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2008	2007	2008	2007
Net loss (gain)	$ 5.8	$ (3.2)	$ 1.1	$ 9.0
Prior service cost	0.3	0.4	8.0	1.7
Transitional obligation	—	—	—	0.1
Total	$ 6.1	$ (2.8)	$ 9.1	$ 10.8

The accumulated benefit obligation for our plans that have plan assets was $188.1 and $230.1 as of December 31, 2008 and 2007, respectively. The accumulated benefit obligation for certain of these plans exceeded the fair value of plan assets as follows:

December 31	2008	2007
Projected benefit obligation	$ 34.9	$ 143.8
Accumulated benefit obligation	22.2	140.5
Plan assets	21.6	129.0

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $40.3 and $34.5 as of December 31, 2008 and 2007, respectively.

The components of the net periodic benefit cost and other amounts recognized in Other Comprehensive Income for all plans are as follows:

Year Ended December 31	2008	2007	2006
Service cost	$ 14.4	$ 14.1	$ 11.9
Interest cost	15.3	14.3	12.9
Expected return on assets	(13.9)	(12.5)	(10.5)
Net (gain) loss	(0.8)	2.5	3.1
Prior service cost (credit)	0.5	0.8	(0.6)
Net periodic benefit cost	15.5	19.2	16.8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net loss (gain)	9.7	(33.6)	—
Amortization of net gain (loss)	0.9	(2.5)	—
Prior service cost	10.4	0.4	—
Amortization of prior service cost	(0.6)	(0.8)	—
Total recognized in other comprehensive income	20.4	(36.5)	—
Total recognized in net periodic benefit cost and other comprehensive income	$ 35.9	$ (17.3)	$ 16.8

The estimated net gain and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive (Loss) Income into net periodic benefit cost during 2009 are $2.1 and $0.8, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2008	2007	2008	2007
Discount rate	6.4%	6.3%	5.2%	5.2%
Rate of compensation increase	4.0%	4.5%	4.1%	4.4%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

	U.S. Plans			Non-U.S. Plans		
Year Ended December 31	2008	2007	2006	2008	2007	2006
Discount rate	6.3%	5.8%	5.5%	5.0%	4.6%	4.6%
Expected long-term return on plan assets	7.5%	8.0%	8.0%	5.4%	5.4%	5.1%
Rate of compensation increase	4.5%	4.5%	4.5%	4.2%	4.1%	3.9%

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

in millions, except per share data

Our overall expected long-term rate of return on U.S. plan assets is 7.5%. Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 1.3% to 6.3%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for three of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience.

We generally use an external investment manager to assist us in establishing our investment strategies and policies. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2007 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The weighted-average asset allocation of our plans as of December 31 is as follows:

	2008	2007
Asset Category		
Cash and other	18.0%	9.9%
Fixed-income securities	51.3%	48.0%
Equity securities	30.7%	42.1%

Plan assets are primarily comprised of domestic and foreign equity securities, professionally-managed equity and bond funds, government and agency securities and guaranteed insurance contracts. None of our plan assets include any of our debt or equity securities.

Effective January 1, 2009, we have terminated our defined benefit plan in Japan and replaced it with a defined contribution plan. A gain of approximately $4.0 will be recorded in the first quarter of 2009 related to the settlement and curtailment of the defined benefit plan.

RETIREE HEALTH CARE PLAN

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2008	2007
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 22.6	$ 23.5
Service cost	0.2	0.3
Interest cost	1.4	1.3
Actuarial gain	(0.7)	(1.4)
Benefits paid	(1.4)	(1.2)
Medicare Part D subsidy receipts	0.3	0.1
Benefit obligation, end of year	$ 22.4	$ 22.6
Funded Status at End of Year		
Funded status, end of year	$ (22.4)	$ (22.6)
Amounts Recognized		
Current liabilities	$ (1.6)	$ (1.5)
Noncurrent liabilities	(20.8)	(21.1)
Net amount recognized	$ (22.4)	$ (22.6)

The amount recognized in Accumulated Other Comprehensive (Loss) Income, net of tax, represents a net gain of $4.6 and $5.0 in 2008 and 2007, respectively.

The discount rate used in the measurement of the benefit obligation was 6.4% and 6.3% in 2008 and 2007, respectively. The discount rate used in the measurement of net periodic benefit cost was 6.3%, 5.8% and 5.5% in 2008, 2007 and 2006, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2008	2007	2006
Net Periodic Benefit Cost			
Service cost	$ 0.2	$ 0.3	$ 0.4
Interest cost	1.4	1.3	1.1
Net gain	(0.7)	(0.4)	(0.6)
Net periodic benefit cost	0.9	1.2	0.9
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net gain	(0.6)	(1.4)	—
Amortization of net gain	0.6	0.4	—
Total recognized in other comprehensive income	—	(1.0)	—
Total recognized in net periodic benefit cost and other comprehensive income	$ 0.9	$ 0.2	$ 0.9

The estimated net gain for the retiree health care plan that will be amortized from Accumulated Other Comprehensive (Loss) Income into net periodic benefit cost during 2009 is $0.7.

The health care cost trend rate was assumed to be 8.0% for 2008, decreasing gradually to 5.0% for the years 2014 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on benefit obligation	2.4	(2.1)

FUTURE CONTRIBUTIONS AND PAYMENTS

We plan to contribute $12.5 to our pension plans and $1.6 to our retiree health care plan in 2009. Projected benefit payments from the plans as of December 31, 2008 are estimated as follows:

Year	Pension Plans	Retiree Health
2009	$ 8.0	$ 1.6
2010	8.0	1.7
2011	8.7	1.8
2012	9.5	1.7
2013	10.0	1.8
2014-2018	61.1	8.7
Total projected benefit payments	$ 105.3	$ 17.3

DEFINED CONTRIBUTION PLANS

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee's salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $24.1, $22.9 and $20.6 for 2008, 2007 and 2006, respectively.

We have the Senior Management Performance-Based Deferred Compensation Plan, which was frozen effective February 1, 2006. No benefits were earned in 2008 and 2007, however any deferred benefits continue to earn interest at a rate equal to the effective yield on a fixed 10-year U.S. Treasury note at the beginning of each year. Participants become vested in the deferred benefits if they are still employed by Manpower when they reach age 50 with 15 years of service, when they reach age 62, or in certain other circumstances. There was approximately $0.1, $0.1 and $0.2 earned under this plan in 2008, 2007 and 2006, respectively.

in millions, except per share data

We also maintain a non-qualified deferred compensation plan for certain employees at Right Management. Under the plan, participants may defer from their pre-tax income, up to a maximum of 6% of their total compensation. A matching contribution is made of 50% of the participating employees' contributions to the plan. Contributions vest at 33.3% per year over a three-year period from the employee's date of hire. Our contributions were $0.1 for 2008, 2007 and 2006.

10. Accumulated Other Comprehensive (Loss) Income

The components of Accumulated Other Comprehensive (Loss) Income, net of tax, are as follows:

December 31	2008	2007	2006
Foreign currency translation	$ 4.0	$ 253.9	$ 147.6
Unrealized gain on investments	2.3	9.9	8.9
Unrealized loss on derivatives	(4.6)	(3.2)	(4.8)
Defined benefit pension plans (Note 9)	(15.2)	(8.0)	(34.0)
Retiree health care plan (Note 9)	4.6	5.0	2.9
Accumulated other comprehensive (loss) income	$ (8.9)	$ 257.6	$ 120.6

11. Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2008:

Year	
2009	$ 203.2
2010	153.4
2011	115.3
2012	81.9
2013	57.7
Thereafter	151.4
Total minimum lease payments	$ 762.9

Rental expense for all operating leases was $284.4, $240.6 and $217.7 for the years ended December 31, 2008, 2007 and 2006, respectively.

12. Interest and Other Expense

Interest and Other Expense consists of the following:

Year Ended December 31	2008	2007	2006
Interest expense	$ 63.9	$ 53.4	$ 50.0
Interest income	(22.1)	(24.4)	(14.2)
Foreign exchange (gain) loss	(2.9)	(0.6)	3.2
Miscellaneous expense, net	12.0	5.8	11.2
Interest and other expense	$ 50.9	$ 34.2	$ 50.2

13.
Derivative Financial Instruments

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows denominated in foreign currency. All such contracts entered into during 2008 and 2007, whether designated as cash flow hedges or fair value hedges, were considered highly effective, as defined by SFAS No. 133, as amended.

As of December 31, 2008, there were £18.6 ($27.2) of net forward contracts outstanding that relate to cash flows owed to our foreign subsidiaries in 2009. In addition, there were €2.7 ($3.7) of net forward contracts outstanding relating to cash flows owed for interest due on our €200 Notes and €300 Notes in June 2009 and cash flows owed from foreign subsidiaries.

Our revolving credit agreement borrowings of €100.0 ($139.7), the €200.0 ($278.4) Notes and the €300.0 ($418.2) Notes have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with a Euro functional currency. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated Other Comprehensive (Loss) Income.

INTEREST RATE RISK MANAGEMENT

Our exposure to market risk for changes in interest rates relates primarily to our Long-Term Debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements.

We have various interest rate swap agreements to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of €100.0 ($139.7), which fix the interest rate, on a weighted-average basis, at 5.71% and expire in July 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended, as of December 31, 2008. For the years ended December 31, 2008, 2007 and 2006 these instruments increased interest expense by $1.9, $2.2 and $3.6, respectively.

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of our derivative financial instruments are reflected in the consolidated balance sheets as follows:

December 31	2008	2007
Other Long-Term Liabilities		
€100.0 interest rate swaps	$ (7.4)	$ (5.1)
Forward contracts	(8.4)	—
Total fair value	$ (15.8)	$ (5.1)

14.
Contingencies

LITIGATION

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

In November 2004, French authorities commenced an investigation at our French headquarters. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France's Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes ("DGCCRF"), a body of the French Finance Minister that investigates frauds and competition violations. This investigation has led the DGCCRF to transmit the results of its inquiry to the French Competition Council. In November 2007, we received a

in millions, except per share data

Statement of Objections from the Competition Council alleging illegal information sharing between us and certain of our competitors. We responded to this Statement of Objections in February 2008, defending our position.

In June 2008, we received a Report from the Competition Council, which was prepared by the case handler for the Competition Council and opened the second phase of the procedure before the Competition Council. The Report rejected all of the defense arguments we made in our initial response and maintained the objections as set forth in the Statement of Objections. It also provided the Competition Council with the elements for the calculation of fines, including the case handler's estimation of our portion of the alleged damage to the economy.

We responded to the June 2008 Report in August 2008, providing further arguments and information in defense of our position and providing our own estimation of the alleged damage to the economy. A hearing on the matter before the Competition Council was held in October 2008.

After considering the input that has been provided, the Competition Council rendered its decision in the matter in February 2009 and levied a fine of €42.0 ($53.8) based on the council's determination of the damage to the economy attributable to the alleged misconduct, with adjustment for aggravating or mitigating factors. We will be required to pay this fine in early 2009, but are currently planning to appeal the Competition Council's decision. We had previously recorded a reserve sufficient to cover the fine.

GUARANTEES

We have entered into certain guarantee contracts and stand-by letters of credit that total $158.0 ($107.6 for guarantees and $50.4 for stand-by letters of credit). The guarantees primarily relate to indebtedness and bank accounts. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

15. Segment Data

We are organized and managed primarily on a geographic basis, with the exception of Jefferson Wells and Right Management, which are operated as separate global business units. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: United States; France; Other EMEA (Europe, Middle East and Africa, excluding France and Italy); Italy; Jefferson Wells; Right Management; and Other Operations.

The United States, France, Other EMEA, Italy and Other Operations segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and Recruitment Process Outsourcing. The Jefferson Wells segment revenues are derived from services related to internal controls, tax, technology risk management, and finance and accounting. The Right Management segment revenues are derived from outplacement and consulting services. Segment revenues represent sales to external clients primarily within a single segment. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenue for us as a whole.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include amortization of intangibles related to the acquisition of Right Management, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Year Ended December 31	2008	2007	2006
Revenues from Services[a]			
United States[b]	$ 1,945.4	$ 1,962.2	$ 2,114.9
France	6,935.6	7,025.3	6,019.1
Other EMEA	7,437.7	6,750.4	5,230.7
Italy	1,519.5	1,398.1	1,132.6
Jefferson Wells	291.0	332.0	373.0
Right Management	449.7	409.9	387.3
Other Operations	2,973.9	2,622.4	2,304.9
	$ 21,552.8	$ 20,500.3	$ 17,562.5
Operating Unit Profit			
United States	$ 32.2	$ 80.1	$ 87.4
France	299.0	390.3	203.3
Other EMEA	249.5	256.7	156.7
Italy	120.3	103.7	63.5
Jefferson Wells	(19.6)	(5.2)	31.9
Right Management	44.6	34.6	18.3
Other Operations	54.5	73.5	69.9
	780.5	933.7	631.0
Corporate expenses	94.8	95.2	85.8
Goodwill and intangible asset impairment	163.1	—	—
Amortization of intangible assets	13.4	13.1	13.1
Interest and other expense	50.9	34.2	50.2
Earnings before income taxes and discontinued operations	$ 458.3	$ 791.2	$ 481.9
Depreciation and Amortization Expense			
United States	$ 14.9	$ 9.7	$ 8.1
France	20.1	23.3	18.8
Other EMEA	29.5	21.7	17.4
Italy	5.1	6.7	5.5
Jefferson Wells	2.7	3.1	3.9
Right Management	9.5	10.1	11.0
Other Operations	11.9	11.3	11.0
Amortization of intangible assets	13.4	13.1	13.1
	$ 107.1	$ 99.0	$ 88.8
Earnings from Equity Investments			
United States	$ (1.6)	$ 0.8	$ 0.9
France	(0.9)	(1.1)	(1.2)
Other EMEA	3.0	2.6	4.0
Other Operations	0.4	(0.1)	(0.6)
	$ 0.9	$ 2.2	$ 3.1

(a) Further breakdown of Revenues from Services by geographical region is as follows:

Revenues from Services	2008	2007	2006
United States	$ 2,436.3	$ 2,466.8	$ 2,644.1
France	6,968.8	7,056.3	6,050.6
Italy	1,534.9	1,409.7	1,141.2
U.K.	2,491.8	2,402.4	2,195.0
Total Foreign	19,116.5	18,033.5	14,918.4

(b) The U.S. revenues above represent revenues from our Company-owned branches and franchise fees received from our franchise operations. These fees are primarily based on revenues generated by our franchise operations, which are discussed further on the financial highlights page

in millions, except per share data

As Of And For The Year Ended December 31	2008	2007	2006
Total Assets			
United States	$ 622.4	$ 602.4	$ 683.9
France	2,314.7	2,389.4	2,067.7
Other EMEA	1,656.3	1,891.3	1,674.7
Italy	291.2	343.9	276.4
Jefferson Wells	42.5	67.7	81.7
Right Management	210.0	208.8	228.5
Other Operations	634.5	652.8	645.5
Corporate[(a)]	846.6	1,068.1	855.7
	$ 6,618.2	$ 7,224.4	$ 6,514.1
Equity Investments			
United States	$ —	$ 17.6	$ 16.8
France	2.0	1.6	1.4
Other EMEA	55.6	60.6	56.9
Right Management	—	0.4	—
Other Operations	23.4	18.5	17.4
	$ 81.0	$ 98.7	$ 92.5
Long-Lived Assets[(b)]			
United States	$ 42.9	$ 40.4	$ 41.2
France	54.9	65.3	65.6
Other EMEA	73.9	70.9	53.7
Italy	11.4	14.3	14.0
Jefferson Wells	5.4	6.1	7.5
Right Management	23.5	27.6	26.4
Other Operations	27.6	27.7	26.7
Corporate	7.6	9.3	11.1
	$ 247.2	$ 261.6	$ 246.2
Additions to Long-Lived Assets			
United States	$ 8.7	$ 15.6	$ 6.4
France	12.6	18.8	16.3
Other EMEA	37.9	35.5	18.9
Italy	2.7	5.4	4.6
Jefferson Wells	2.1	2.6	3.0
Right Management	7.8	12.3	7.3
Other Operations	12.9	10.5	13.2
Corporate	2.2	0.8	10.3
	$ 86.9	$ 101.5	$ 80.0

(a) Corporate assets include assets that are not used in the operations of any segment, the most significant of which are goodwill and purchased intangibles.

(b) Further breakdown of Long-Lived Assets by geographical region is as follows:

Long-Lived Assets	2008	2007	2006
United States	$ 57.3	$ 57.9	$ 60.2
France	58.3	69.1	66.9
Italy	12.3	14.8	14.5
U.K.	19.4	23.3	22.2
Total Foreign	189.9	203.7	186.0

16.
Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2008					
Revenues from services	$ 5,386.6	$ 5,904.9	$ 5,668.4	$ 4,592.9	$ 21,552.8
Gross profit	967.7	1,153.6	1,027.6	953.7	4,102.6
Operating profit	132.0	207.3	21.0	148.9	509.2
Net earnings (loss)	75.5	107.4	(43.2)	79.2	218.9
Net earnings (loss) per share - basic	$ 0.95	$ 1.36	$ (0.55)	$ 1.02	$ 2.78
Net earnings (loss) per share - diluted	$ 0.94	$ 1.34	$ (0.55)	$ 1.01	$ 2.75
Dividends per share	$ —	$ 0.37	$ —	$ 0.37	$ 0.74
Market price:					
High	$ 60.50	$ 70.35	$ 57.62	$ 42.29	
Low	48.83	55.02	39.73	23.60	
Year Ended December 31, 2007					
Revenues from Services	$ 4,535.6	$ 5,034.4	$ 5,295.4	$ 5,634.9	$ 20,500.3
Gross profit	800.0	1,024.1	974.4	1,050.1	3,848.6
Operating profit	103.3	277.0	221.9	223.2	825.4
Net earnings	59.5	160.4	131.7	133.1	484.7
Net earnings per share - basic	$ 0.70	$ 1.90	$ 1.59	$ 1.65	$ 5.83
Net earnings per share - diluted	$ 0.69	$ 1.86	$ 1.57	$ 1.63	$ 5.73
Dividends per share	$ —	$ 0.32	$ —	$ 0.37	$ 0.69
Market price:					
High	$ 78.86	$ 94.10	$ 95.05	$ 74.74	
Low	71.56	73.00	61.43	56.20	

Selected Financial Data
in millions, except per share data

As Of And For The Year Ended December 31	2008	2007	2006	2005	2004
Operations Data					
Revenues from services	$ 21,552.8	$ 20,500.3	$ 17,562.5	$ 15,845.4	$ 14,675.0
Gross profit	4,102.6	3,848.6	3,146.0	2,861.8	2,669.3
Operating profit	509.2	825.4	532.1	428.8	397.8
Net earnings from continuing operations	218.9	484.7	305.7	255.1	247.3
Per Share Data					
Net earnings from continuing operations – basic	$ 2.78	$ 5.83	$ 3.55	$ 2.89	$ 2.78
Net earnings from continuing operations – diluted	2.75	5.73	3.48	2.81	2.61
Dividends	0.74	0.69	0.59	0.47	0.30
Balance Sheet Data					
Total assets	$ 6,618.2	$ 7,224.4	$ 6,514.1	$ 5,568.4	$ 5,843.1
Long-term debt	837.3	874.8	791.2	475.0	676.1

The notes to consolidated financial statements should be read in conjunction with the above summary.

Performance Graph

Set forth below is a graph for the periods ending December 31, 2003—2008 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor's 400 Midcap Stock Index and the Standard & Poor's Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor's Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 17.4% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2003 in our common stock, the Standard & Poor's 400 Midcap Stock Index and the Standard & Poor's Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.


$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
MANPOWER
S&P 400 MIDCAP STOCK INDEX
S&P SUPERCOMPOSITE HUMAN RESOURCES AND EMPLOYMENT SERVICES INDEX

December 31	2008	2007	2006	2005	2004	2003
Manpower	$ 72	$ 121	$ 159	$ 99	$ 103	$ 100
S&P 400 Midcap Stock Index	93	149	140	128	115	100
S&P Supercomposite Human Resources and Employment Services Index	111	123	163	136	119	100

Principle Operating Units



Argentina, Australia, Austria, Bahrain, Belgium, Belarus, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Kuwait, Latvia, Lithuania, Luxembourg, Macau, Malaysia, Martinique, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Reunion, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, Venezuela and Vietnam

---

Manpower®

Manpower® Professional

Right Management
A Manpower Company

Jefferson Wells
A Manpower Company

Elan
A Manpower Professional Company

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry; creating and delivering services that enable its clients to win in the changing world of work. The $22 billion company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower's worldwide network of over 4,400 offices in 82 countries and territories enables the company to meet the needs of its 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world's largest multinational corporations. The focus of Manpower's work is on raising productivity through improved quality, efficiency and cost-reduction across their total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.

Corporate Information

Directors

JEFFREY A. JOERRES
Chairman, CEO and President
Manpower Inc.

MARC J. BOLLAND[2]
CEO
Wm Morrison Supermarkets PLC

GINA BOSWELL[1]
President of Global Brands
The Alberto-Culver Company

J. THOMAS BOUCHARD[2,3]
Retired Senior Vice President, Human Resources
IBM

CARI M. DOMINGUEZ[2]
Former Chair of the Equal Employment
Opportunity Commission

JACK M. GREENBERG[2,3]
Retired Chairman and CEO
McDonald's Corporation
Non-Executive Chairman
Western Union Company

TERRY A. HUENEKE[1]
Retired Executive Vice President
Manpower Inc.

ULICE PAYNE JR.[1]
President and CEO
Addison-Clifton, LLC

JOHN R. WALTER[2,3*]
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

EDWARD J. ZORE[1*,3]
President and CEO
Northwestern Mutual

BOARD COMMITTEES
1 Audit Committee
2 Executive Compensation Committee
3 Nominating and Governance Committee
* Denotes Committee Chair

Management

JEFFREY A. JOERRES
Chairman, CEO and President

MICHAEL J. VAN HANDEL
Executive Vice President and CFO

BARBARA J. BECK
Executive Vice President
President – Europe, Middle East and Africa
(Excluding France)

DARRYL GREEN
Executive Vice President
President – Asia Pacific and Middle East

FRANÇOISE GRI
Executive Vice President
President – France

JONAS PRISING
Executive Vice President
President – The Americas

OWEN J. SULLIVAN
Executive Vice President
CEO of Right Management and Jefferson Wells

MARA SWAN
Executive Vice President
Global Strategy and Talent

DAVID ARKLESS
Senior Vice President
President – Corporate and Government Affairs

KENNETH C. HUNT
Senior Vice President
General Counsel and Secretary

TAMMY JOHNS
Senior Vice President
Global Workforce Strategy

EMMA VAN ROOYEN
Senior Vice President
Chief Marketing Officer

DENIS EDWARDS
Vice President
Global Chief Information Officer

WORLD HEADQUARTERS

P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpower.com

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Shareowners Toll Free: (800) 874-1547
Foreign Shareowners: (201) 680-6578
Web Site: www.bnymellon.com/shareowner/isd

STOCK EXCHANGE LISTING

NYSE Symbol: MAN

FORM 10-K

A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2008 is available without charge after February 20, 2009 and can be obtained online at:
www.investor.manpower.com
or by writing to:
Kenneth C. Hunt, General Counsel
Manpower Inc.
100 Manpower Place
Milwaukee, WI 53212
USA

SHAREHOLDERS

As of February 17, 2009, Manpower Inc. common stock was held by approximately 5,200 record holders.

ANNUAL MEETING OF SHAREHOLDERS

April 28, 2009 at 10 a.m.
Manpower World Headquarters
100 Manpower Place
Milwaukee, WI 53212
USA

INVESTOR RELATIONS WEB SITE

The most current corporate and investor information can be found on the Manpower Inc. corporate Web site at www.manpower.com. Interested individuals may also choose to receive Manpower press releases and other information via e-mail by subscribing to our E-mail Alert service at www.investor.manpower.com.

GOVERNANCE

As of January 1, 2009, the Corporate Governance Quotient indicated that Manpower outperformed 80.2% of the companies in the S&P 400 and 90.9% of the companies in the Commercial Services & Supplies group. The Corporate Governance Quotient index is issued by Institutional Shareholder Services, a respected authority on proxy voting and corporate governance.

Manpower's governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on Manpower's governance structure and policies can be found at www.manpower.com in the section titled "About Manpower."

SOCIAL RESPONSIBILITY

Manpower's business is, in itself, socially responsible because everything we do is geared toward connecting people with jobs, which enables individuals to support themselves and their families. We strive to be socially responsible in every aspect of our business; however, we focus our resources primarily on where we can have the most impact, in creating a bridge to employment for disadvantaged individuals through various workforce development programs around the world. Additional details regarding social responsibility efforts at Manpower can be found in our most recent Social Responsibility Report, which is accessible via our corporate Web site at www.manpower.com/socialresponsibility.

MANPOWER POWER AWARD



Charles Ashworth
UK



Darren Cook
Global



Catherine Lo-Giacco
New Zealand



Laurence Morot
France



Jorge Perez
North America

Since 1959, the **Manpower Power Award** honors operations around the world for their financial achievements and performance in positively representing the Manpower brand and culture. In addition, each year, Manpower awards a few special individuals with the Power Award for their outstanding achievements during the year.

This year's global Power Award was a team award, recognizing several key individuals that drove the development of the Branch Experience vision, facilitated the stewardship of creating the program's global framework and ignited the passion for driving the Candidate Experience. Through the development of a fixed and flexible framework, this massive project is the epitome of global collaboration. These select individuals, while managing their everyday jobs, exercised the exemplary type of Global / Local behavior that we strive for.

Congratulations to all of the 2008 Power Award winners worldwide.

Manpower Inc.
World Headquarters
100 Manpower Place
Milwaukee, WI 53212 USA
www.manpower.com

END